    As filed with the Securities and Exchange Commission on February 20, 1996

                                                           File No.  33-______
                                                           File No. 811-______

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           |X|
                         Pre-Effective Amendment No._________                |_|
                        Post-Effective Amendment No._________                |_|


       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       |X|
                                Amendment No. ______                         |_|

                  VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE
                            ANNUITY SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                       VALLEY FORGE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                               CNA Plaza, 43 South
                             Chicago, Illinois 60685
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (312) 822-6597

                               Corporate Secretary
                          Continental Assurance Company
                               CNA Plaza, 43 South
                             Chicago, Illinois 60685
                     (Name and Address of Agent for Service)

                                    Copy to:

                              Stephen E. Roth, Esq.
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                            Washington, DC 20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the registrant has elected to register an indefinite amount of securities being offered. The filing fee of $500 is being paid with this initial filing.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

                              CROSS REFERENCE SHEET
                       Pursuant to Rules 481(a) and 495(a)


Showing location in Part A (prospectus) and Part B (statement of additional information) of registration statement of information required by Form N-4

PART A

ITEM OF FORM N-4                                     PROSPECTUS CAPTION

1.       Cover Page ............................     Cover Page

2.       Definitions ...........................     Definitions

3.       Synopsis...............................     Fee Table; Summary

4.       Condensed Financial
         Information ...........................     Condensed Financial
                                                     Information

5.       General Description of Registrant,
         Depositor, and Portfolio Companies

         (a)      Depositor ....................     The Company; Additional
                                                     Information About Valley
                                                     Forge Life Insurance
                                                     Company

         (b)      Registrant ....................    The Variable Account

         (c)      Portfolio Company ...............  The Funds

         (d)      Portfolio Company Prospectus ....  The Funds

         (e)      Voting Rights ...................  Voting Privileges

         (f)      Administrator ...................  Administrative Services

6.       Deductions

         (a)      General .........................  Contract Charges and Fees;
                                                     Summary

         (b)      Sales Load ......................  Contract Charges and Fees

         (c)      Special Purchase Plan ...........  Not Applicable

         (d)      Commission ......................  Distribution of the
                                                     Contracts

         (e)      Expenses ........................  Contract Charges and Fees

         (f)      Organizational Expenses .........  Not Applicable

7.       General Description of Variable
         Annuity Contracts

         (a)      Persons with Rights .............. Cover Page; Summary;
                                                     Description of the
                                                     Contract; Additional
                                                     Contract Information;
                                                     Selecting an Annuity
                                                     Payment Option

         (b)(i)   Allocation of Purchase
                  Payments.......................... Summary; Cancelling the
                                                     Contract; Crediting and
                                                     Allocating Purchase
                                                     Payments
           (ii)   Transfers ........................ Summary; Transfers; Annuit
                                                     Payments
          (iii)   Exchanges ........................ Not Applicable

         (c)      Changes .......................... The Variable Account;
                                                     Additional Contract
                                                     Information

         (d)      Inquiries ......................... Cover Page; Summary

8.       Annuity Period ............................. Summary; Selecting an
                                                      Annuity Payment Option

9.       Death Benefit .............................. Death Benefits

10.      Purchases and Contract Value

         (a)      Purchases ......................... Summary; Purchasing a
                                                      Contract; Cancelling the
                                                      Contract; Crediting and
                                                      Allocating Purchase
                                                      Payments; Variable
                                                      Contract Value; Transfers;
                                                      Selecting an Annuity
                                                      Payment Option

         (b)      Valuation ........................  Summary; Description of
                                                      the Contract; Contract
                                                      Charges and Fees;
                                                      Selecting an Annuity
                                                      Payment Option

         (c)      Calculations ...................... Variable Contract Value;
                                                      The Guaranteed Interest
                                                      Option; Selecting an
                                                      Annuity Payment Option

         (d)      Underwriter ....................... Distribution of the
                                                      Contracts

11.      Redemptions

         (a)      By Owners ......................... Summary; Withdrawals;
                                                      Surrenders; Selecting an
                                                      Annuity Payment Option;
                                                      Federal Tax Considerations
                  By Annuitant ...................... Not Applicable
         (b)      Texas ORP ......................... Not Applicable

         (c)      Payment Delay ..................... Payments by the Company

         (d)      Lapse ............................. Not Applicable

         (e)      Free Look ......................... Summary; Cancelling the
                                                      Contract

12.      Taxes ...................................... Federal Tax Considerations

13.      Legal Proceedings .......................... Legal Proceedings

14.      Table of Contents for the Statement of
         Additional Information ..................... Statement of Additional
                                                      Information
PART B

ITEM OF FORM N-4                                     STATEMENT OF ADDITIONAL
                                                     INFORMATION CAPTION

15.      Cover Page ................................. Cover Page

16.      Table of Contents .......................... Table of Contents

17.      General Information and History ............ Additional Information
                                                      About Valley Forge Life
                                                      Insurance Company
                                                      (Prospectus)
18.      Services

         (a)      Fees and Expenses of
                  Registrant ........................ Contract Charges and Fees
                                                     (Prospectus)

         (b)      Management Contracts .............. Not Applicable

         (c)      Custodian ......................... Not Applicable
                  Accountant ........................ Experts
         (d)      Assets of Registrant .............. The Variable Account
                                                      (Prospectus)

         (e)      Affiliated Persons ................ Administrative Services
                                                      (Prospectus); Distribution
                                                      of The Contracts
                                                      (Prospectus)

         (f)      Underwriter ....................... Distribution of the
                                                      Contract (Prospectus)

19.      Purchase of Securities Being Offered ....... Summary (Prospectus);
                                                      Purchasing a Contract
                                                      (Prospectus); Distribution
                                                      of the Contracts
                                                      (Prospectus)

20.      Underwriters ............................... Distribution of the
                                                      Contracts (Prospectus)

21.      Calculation of Performance Data ............ Performance Information

22.      Annuity Payments ........................... Selecting an Annuity
                                                      Payment Option
                                                      (Prospectus)

23.      Financial Statements ....................... Financial Statements of
                                                      Valley Forge Life
                                                      Insurance Company
                                                      (Prospectus)

PART C -- OTHER INFORMATION

ITEM OF FORM N-4                                              PART C CAPTION

24.      Financial Statements and Exhibits .......... Financial Statements and
                                                      Exhibits

25.      Directors and Officers of the
         Depositor ................................... Directors and Officers
                                                       of the Company

26.      Persons Controlled By or Under
         Common Control with the Depositor
         or Registrant ................................ Persons Controlled By or
                                                        Under Common Control
                                                        with the Depositor or
                                                        Registrant

27.      Number of Contractowners ..................... Not Applicable

28.      Indemnification .............................. Indemnification

29.      Principal Underwriters ....................... Principal Underwriter

30.      Location of Books and Records ................ Location of Books and
                                                        Records

31.      Management Services .......................... Management Services

32.      Undertakings ................................. Undertakings

                                   PROSPECTUS

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                                    issued by
                     VALLEY FORGE LIFE INSURANCE COMPANY AND
      VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE ANNUITY SEPARATE ACCOUNT

This prospectus describes a flexible premium deferred variable annuity contract (the "Contract") issued by Valley Forge Life Insurance Company (the "Company"). The Contract may be sold to or used in connection with retirement plans, including plans that qualify for special federal income tax treatment under the Internal Revenue Code.

The Owner of a Contract may allocate Net Purchase Payments and Contract values to one or more of the Subaccounts of Valley Forge Life Insurance Company Variable Annuity Separate Account (the "Variable Account"), or to the Guaranteed Interest Option for one or more Guarantee Periods, or to both. Assets of each of the 18 Subaccounts of the Variable Account are invested in a corresponding investment portfolio (each, a "Fund") of Insurance Management Series, Variable Insurance Products Fund, Variable Insurance Products Fund II, The Alger American Fund, MFS Variable Insurance Trust, SoGen Variable Funds, Inc., and Van Eck Worldwide Insurance Trust. The Guaranteed Interest Option guarantees a minimum fixed rate of interest for specified periods of time, currently 1 year, 3 years, 5 years, 7 years, and 10 years.

The Contract Value will vary daily as a function of the investment performance of the Subaccounts and any interest credited under the Guaranteed Interest Option. The Company does not guarantee any minimum Variable Contract Value for amounts allocated to the Variable Account. Annuity Payments and other values provided by this Contract, when based on the Guaranteed Interest Option, are subject to a Market Value Adjustment, the operation of which may result in upward or downward adjustments in amounts withdrawn, surrendered, transferred, paid on a Death Benefit, or applied to purchase Annuity Payments.

This prospectus sets forth the information regarding the Contract, the Variable Account, and the Guaranteed Interest Option that a prospective investor should know before purchasing a Contract. The prospectuses for the Funds, which provide information regarding investment objectives and policies of each of the Funds, should be read in conjunction with this prospectus. A Statement of Additional Information having the same date as this prospectus and providing additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission and is incorporated herein by reference. To obtain a free copy of this document, call or write the Service Center.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH OF THE FUNDS.

AN INVESTMENT IN A CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE CONTRACT INVOLVES CERTAIN RISKS, INCLUDING THE RISK OF LOSS OF PURCHASE PAYMENTS (PRINCIPAL).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  June __, 1996

                                TABLE OF CONTENTS


DEFINITIONS.................................................................  1

FEE TABLE...................................................................  4

SUMMARY....................................................................   7

         General Description................................................  7
         Purchasing a Contract..............................................  7
         Cancelling the Contract............................................  8
         Transfers..........................................................  8
         Withdrawals........................................................  8
         Surrenders.........................................................  8
         Charges and Fees...................................................  9

CONDENSED FINANCIAL INFORMATION.............................................  9

THE COMPANY, THE VARIABLE ACCOUNT, THE FUNDS, AND
THE GUARANTEED INTEREST OPTION.............................................. 10

         The Company........................................................ 10
         The Variable Account............................................... 10
         The Funds.......................................................... 11
         The Guaranteed Interest Option..................................... 14

DESCRIPTION OF THE CONTRACT................................................. 17

         Purchasing a Contract.............................................. 17
         Cancelling the Contract............................................ 17
         Crediting and Allocating Purchase Payments......................... 17
         Variable Contract Value............................................ 18
         Transfers.......................................................... 19
         Withdrawals........................................................ 20
         Surrenders......................................................... 21
         Death Benefits..................................................... 22
         Payments by the Company............................................ 24
         Telephone Transaction Privileges................................... 24

CONTRACT CHARGES AND FEES................................................... 25

         Surrender Charge (Contingent Deferred Sales Charge)................ 25
         Annual Administration Fee.......................................... 26
         Transfer Processing Fee............................................ 26
         Taxes on Purchase Payments......................................... 26
         Mortality and Expense Risk Charge.................................. 27
         Administration Charge.............................................. 27
         Fund Expenses...................................................... 27
         Possible Charge for the Company's Taxes............................ 27

SELECTING AN ANNUITY PAYMENT OPTION......................................... 28

         Annuity Date....................................................... 28
         Annuity Payment Dates.............................................. 28
         Election and Changes of Annuity Payment Options.................... 28
         Annuity Payments................................................... 29
         Annuity Payment Options............................................ 30

ADDITIONAL CONTRACT INFORMATION............................................. 31

         Ownership.......................................................... 31
         Changing the Owner or Beneficiary.................................. 31
         Misstatement of Age or Sex......................................... 32
         Change of Contract Terms........................................... 32
         Reports to Owners.................................................. 32
         Miscellaneous...................................................... 33

YIELDS AND TOTAL RETURNS.................................................... 33

FEDERAL TAX CONSIDERATIONS.................................................. 35

         Introduction....................................................... 35
         Tax Status of the Contract......................................... 35
         Taxation of Annuities.............................................. 36
         Transfers, Assignments or Exchanges of a Contract.................. 38
         Withholding........................................................ 39
         Multiple Contracts................................................. 39
         Taxation of Qualified Plans........................................ 39
         Other Tax Consequences............................................. 40

OTHER INFORMATION........................................................... 40

         Distribution of the Contracts...................................... 40
         Administrative Services............................................ 40
         Voting Privileges.................................................. 40
         Legal Proceedings.................................................. 41
         Company Holidays................................................... 41
         Legal Matters...................................................... 41
         Experts............................................................ 42

ADDITIONAL INFORMATION ABOUT VALLEY FORGE LIFE INSURANCE COMPANY ........... 42

         History and Business............................................... 42
         Selected Financial Data............................................ 42
         Management's Discussion and Analysis of Financial Condition and
         Results of Operations.............................................. 43
         Results of Operations.............................................. 43
         Liquidity and Capital Resources.................................... 43
         Segment Information................................................ 43
         Reinsurance........................................................ 44
         Investments........................................................ 44
         Competition........................................................ 44
         Employees.......................................................... 44
         Properties......................................................... 44
         State Regulation................................................... 44
         Directors and Executive Officers................................... 45

         Executive Compensation............................................. 47

FINANCIAL STATEMENTS OF VALLEY FORGE LIFE INSURANCE COMPANY................. 48

STATEMENT OF ADDITIONAL INFORMATION......................................... 49

APPENDIX A ................................................................ A-1

APPENDIX B................................................................. B-1






THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                                   DEFINITIONS

ACCUMULATION UNIT:  A unit of measure used to calculate Variable Contract Value.

ADJUSTED CONTRACT VALUE: The Contract Value plus or minus any applicable Market Value Adjustment less purchase payment tax charges not previously deducted less the annual administration fee.

AGE: The Age of any person on the birthday nearest the date for which Age is determined.

ANNUITANT: The person or persons whose life (or lives) determines the Annuity Payments payable under the Contract and whose death determines the death benefit. With regard to joint and survivorship Annuity Payment Options, the maximum number of joint Annuitants is two and provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant. Provisions relating to an action by the Annuitant mean, in the case of joint Annuitants, both Annuitants acting jointly.

ANNUITY DATE: The date on which Surrender Value or Adjusted Contract Value is applied to purchase Annuity Units or a Fixed Annuity.

ANNUITY PAYMENT: One of several periodic payments made by the Company to the Payee under an Annuity Payment Option.

ANNUITY PAYMENT DATE: The date each month, quarter, semi-annual period, or year as of which the Company computes Annuity Payments. The Annuity Payment Date(s) is shown on the Contract.

ANNUITY PAYMENT OPTION: The form of Annuity Payments selected by the Owner under the Contract. The Annuity Payment Option is shown on the Contract.

ANNUITY UNIT:  A unit of measure used to calculate Variable Annuity Payments.

BENCHMARK RATE OF RETURN: An annual rate of return shown on the Contract and used by the Company to determine the degree of fluctuation in the amount of Variable Annuity Payments in response to fluctuations in the net investment return of selected Subaccounts by assuming (among other things) that the assets in the Variable Account supporting the Contract will have a net annual investment return over the anticipated Annuity Payment period equal to that rate of return.

BENEFICIARY: The person(s) to whom the death benefit will be paid on the death of the Owner or Annuitant prior to the Annuity Date.

CANCELLATION PERIOD: The period described on the cover page of the Contract during which the Owner may return the Contract for a refund.

THE CODE:  The Internal Revenue Code of 1986, as amended.

THE COMPANY:  Valley Forge Life Insurance Company.

CONTINGENT ANNUITANT: The person designated by the Owner in the application who becomes the Annuitant in the event that the Annuitant dies before the Annuity Date while the Owner is still alive.

CONTINGENT BENEFICIARY: The person(s) to whom the death benefit will be paid if the Beneficiary (or Beneficiaries) is not living.

CONTRACT ANNIVERSARY: The same date in each Contract Year as the Contract Effective Date.

CONTRACT EFFECTIVE DATE: The date on which the Company issues the Contract and upon which the Contract becomes effective. The Contract Effective Date is shown on the Contract and is used to determine Contract Years and Contract Anniversaries.

CONTRACT YEAR: A twelve-month period beginning on the Contract Effective Date or on a Contract Anniversary.

CONTRACT VALUE: The total amount invested under the Contract. It is the sum of Variable Contract Value and the Guaranteed Interest Option Value.

DUE PROOF OF DEATH: Proof of death satisfactory to the Company. Due Proof of Death may consist of the following if acceptable to the Company:

         (a)      a certified copy of the death record;

         (b) a certified copy of a court decree reciting a finding of death; or

         (c)      any other proof satisfactory to the Company.

FIXED ANNUITY PAYMENT: An Annuity Payment that is supported by the General Account and does not vary in amount as a function of the investment return of the Variable Account from one Annuity Payment Date to the next.

FUND: Any open-end management investment company or investment portfolio thereof or unit investment trust or series thereof, in which a Subaccount invests.

GENERAL ACCOUNT: The assets of the Company other than those allocated to the Variable Account or any other separate account of the Company.

GIO ACCOUNT: Valley Forge Life Insurance Company Guaranteed Interest Option Separate Account.

GUARANTEE AMOUNT: Before the Annuity Date, the amount equal to that part of any Net Purchase Payment allocated to or any amount transferred to the Guaranteed Interest Option for a designated Guarantee Period with a particular expiration date (including interest thereon) less any withdrawals (including any applicable surrender charges and any applicable purchase payment tax charge) or transfers therefrom.

GUARANTEE PERIOD: A specific number of years for which the Company agrees to credit a particular effective annual rate of interest.

GUARANTEED INTEREST OPTION: An investment option under the Contract supported by the GIO Account. It is not part of nor dependent upon the investment performance of the Variable Account.

GUARANTEED INTEREST OPTION VALUE:  The sum of all Guarantee Amounts.

GUARANTEED INTEREST RATE: Unless a Market Value Adjustment is made, an effective annual rate of interest that the Company will pay on a Guarantee Amount.

HOME OFFICE:  The Company's office at 401 Penn Street, Reading, PA 19601.

MARKET VALUE ADJUSTMENT: A positive or negative adjustment made to any portion of a Guarantee Amount upon the surrender, withdrawal, transfer or application to an Annuity Payment Option of such portion of the Guarantee Amount prior to 30 days before the expiration of the Guarantee Period applicable to that Guarantee Amount.

NET ASSET VALUE PER SHARE: The value per share of any Fund on any Valuation Day. The method of computing the Net Asset Value Per Share is described in the prospectus for the Fund.

NET PURCHASE PAYMENT: A purchase payment less any purchase payment tax charge deducted from the purchase payment.

NON-QUALIFIED CONTRACT:  A Contract that is not a "qualified contract."

OWNER: The person or persons who owns (or own) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract. The maximum number of joint Owners is two. Provisions relating to action by the Owner mean, in the case of joint Owners, both Owners acting jointly. In the context of a Contract issued on a group basis, Owners refers to holders of certificates under a group Contract.

PAYEE:  The person entitled to receive Annuity Payments under the Contract.

QUALIFIED CONTRACT: A Contract that is issued in connection with a retirement plan that qualifies for special federal income tax treatment under Sections 401, 408 or 457 of the Code.

SEC:  The U.S. Securities and Exchange Commission.

SERVICE CENTER: The offices of the Company's administrative agent at 95 Bridge Street (or P.O. Box 310), Haddam, Connecticut 06438.

SUBACCOUNT: A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.

SUBACCOUNT VALUE: Before the Annuity Date, the amount equal to that part of any Net Purchase Payment allocated to the Subaccount and any amount transferred to that Subaccount, adjusted by interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by withdrawals (including any applicable surrender charges and any applicable purchase payment tax charge) and any amounts transferred out of that Subaccount.

SURRENDER VALUE: The Adjusted Contract Value less any applicable surrender charges.

VALUATION DAY: For each Subaccount, each day on which the New York Stock Exchange is open for business except for certain holidays listed in the prospectus and days that a Subaccount's corresponding Fund does not value its shares.

VALUATION PERIOD: The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

VARIABLE ACCOUNT: Valley Forge Life Insurance Company Variable Annuity Separate Account.

VARIABLE CONTRACT VALUE:  The sum of all Subaccount Values.

VARIABLE ANNUITY PAYMENT: An Annuity Payment that may vary in amount from one Annuity Payment Date to the next as a function of the investment experience of one or more Subaccounts selected by the Owner to support such payments.

WRITTEN NOTICE: A notice or request submitted in writing in a form satisfactory to the Company that is signed by the Owner and received at the Service Center.


                                    FEE TABLE

CONTRACT OWNER TRANSACTION EXPENSES

         Sales load imposed on purchase payments...........................................................   0%

         Maximum Surrender Charge (as a percentage of purchase payments surrendered or withdrawn) .........   7%

         Transfer Processing Fee (each, after first 12 in a Contract Year) ................................  $25
ANNUAL ADMINISTRATION FEE (waived if Contract Value exceeds $50,000)                                         $30
VARIABLE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF NET ASSETS)

         Mortality and Expense Risk Charge ............................................................... 1.25%

         Administration Charge............................................................................ 0.15%
                                                                                                           -----
         Total Variable Account Expenses.................................................................. 1.40%

ANNUAL FUND EXPENSES
(as a percentage of Fund average net assets)
                                                          Management
                                                          (Advisory)           Other       Total Annual
                                                             Fees            Expenses        Expenses
Insurance Management Series:
Corporate Bond Fund                                          0._%              0._%            0._%

Prime Money Fund                                             0._%              0._%            0._%

Utility Fund                                                 0._%              0._%            0._%

Variable Insurance Products Fund and
  Variable Insurance Products Fund II:

VIP Equity-Income Portfolio                                  0._%              0._%            0._%

VIP II Asset Manager Portfolio                               0.-%              0.-%            0.-%

VIP II Contrafund Portfolio                                  0._%              0._%            0._%

VIP II Index 500 Portfolio                                   0._%              0._%            0._%

The Alger American Fund:

Alger American Growth Portfolio                              0._%              0._%            0._%

Alger American MidCap Growth Portfolio                       0._%              0._%            0._%

Alger American Small Capitalization Portfolio                0._%              0._%            0._%


MFS Variable Insurance Trust:

MFS Emerging Growth Series                                   0._%              0._%            0._%

MFS Growth With Income Series                                0._%              0._%            0._%


                                      - 4 -

MFS Limited Maturity Series                                  0._%              0._%            0._%
                                                                                -               -
MFS Research Series                                          0._%              0._%            0._%

MFS Total Return Series                                      0._%              0._%            0._%


SoGen Variable Funds, Inc.:

SoGen Overseas Portfolio                                     0._%              0._%            0._%

Van Eck Worldwide Insurance Trust:

Emerging Markets Fund                                        0._%              0._%            0._%
Gold and Natural Resources Fund                              0._%              0.%             0._%


Taxes on purchase payments, currently ranging from 0% to 3.5% of purchase payments, may be applicable, depending upon the laws of various jurisdictions.

The above tables are intended to assist the Owner in understanding the costs and expenses that he or she will bear directly or indirectly. The table reflects the anticipated expenses of the Variable Account and reflect the actual expenses for each Fund for the year ended December 31, 1995. Expenses for these Funds are estimates and are not based on past experience. For a more complete description of the various costs and expenses, see "CONTRACT CHARGES AND FEES" and the prospectuses for each Fund.


Examples

If you surrender your Contract at the end of the applicable time period, you would pay the following expenses on a $1,000 purchase payment, assuming a 5% annual rate of return on assets:

                                                One Year            Three Years
Corporate Bond Subaccount                       $__                    $__
Prime Money Subaccount                          $__                    $__
Utility Subaccount                              $__                    $__
VIP Equity-Income Subaccount                    $__                    $__
VIP II Asset Manager Subaccount                 $__                    $__
VIP II Contrafund Subaccount                    $__                    $__
VIP II Index 500 Subaccount                     $__                    $__
Alger American Growth Subaccount                $__                    $__
Alger American MidCap Growth Subaccount         $__                    $__
Alger American Small Capitalization Subaccount  $__                    $__
MFS Emerging Growth Subaccount                  $__                    $__
MFS Growth With Income Subaccount               $__                    $__
MFS Limited Maturity Subaccount                 $__                    $__
MFS Research Subaccount                         $__                    $__
MFS Total Return Subaccount                     $__                    $__
SoGen Overseas Subaccount                       $__                    $__

Emerging Markets Subaccount                     $__                    $__
Gold and Natural Resources Subaccount           $__                    $__

================================================================================

If you do not surrender your Contract or if you annuitize, you would pay the following expenses on a $1,000 purchase payment, assuming a 5% annual rate of return on assets:

                                             One Year           Three Years
Corporate Bond Subaccount                      $__                  $__
Prime Money Subaccount                         $__                  $__
Utility Subaccount                             $__                  $__
VIP Equity-Income Subaccount                   $__                  $__
VIP II Asset Manager Subaccount                $__                  $__
VIP II Contrafund Subaccount                   $__                  $__
VIP II Index 500 Subaccount                    $__                  $__
Alger American Growth Subaccount               $__                  $__
Alger American MidCap Growth Subaccount        $__                  $__
Alger American Small Capitalization Subaccount $__                  $__
MFS Emerging Growth Subaccount                 $__                  $__
MFS Growth With Income Subaccount              $__                  $__
MFS Limited Maturity Subaccount                $__                  $__
MFS Research Subaccount                        $__                  $__
MFS Total Return Subaccount                    $__                  $__
SoGen Overseas Subaccount                      $__                  $__
Emerging Markets Subaccount                    $__                  $__
Gold and Natural Resources Subaccount          $__                  $__

================================================================================


The examples provided above assume that no transfer processing fees or purchase payment taxes have been assessed. The examples also assume that the annual administration fee is $30 and that the Contract Value per Contract is $10,000, which translates the annual administration fee into an assumed .30% charge for purposes of the examples based on a $1,000 investment.


THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE 5% ANNUAL RETURN ASSUMED IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THE ASSUMED RATE.

                                     SUMMARY

GENERAL DESCRIPTION

This prospectus has been designed to provide prospective Owners with the information necessary to decide whether or not to purchase a Contract. This summary provides a concise description of the more significant aspects of the Contract. Further detail is provided in this prospectus, the related Statement of Additional Information, the Contract, and the prospectuses of the Funds. For further information, contact the Service Center.

In many jurisdictions, the Contract is issued directly to individuals. In certain jurisdictions, however, the Contract is only available as a group contract. Group Contracts are issued to or on behalf of groups such as employers for their employees. Individuals who are part of groups for which a Contract is issued receive a certificate that recites substantially all of the provisions of the Group Contract. Throughout this prospectus, the term "Contract" refers to individual Contracts, Group Contracts and certificates for Group Contracts.

Owners may allocate all or a portion of Net Purchase Payments or transfer Contract Value among several Subaccounts of the Variable Account. The Contract also offers a Guaranteed Interest Option under which Owners may allocate all or a portion of Net Purchase Payments and transfer Contract Value among several Guarantee Periods selected by the Owner. The Company currently offers Guarantee Periods with durations of 1, 3, 5, 7, and 10 years. If the amount allocated or transferred remains in a Guarantee Period until the expiration date of a Guarantee Period, its value will be equal to the amount originally allocated or transferred, multiplied on an annually compounded basis, by its Guaranteed Interest Rate. Any surrender, withdrawal, transfer, or annuitization made prior to 30 days before the expiration of a Guarantee Period will be subject to a Market Value Adjustment that may increase or decrease the Guarantee Amount (or portion thereof) being surrendered, withdrawn, transferred, or annuitized. Depending on the size of the Market Value Adjustment, such an adjustment may reduce the Guarantee Amount (or portion thereof) to less than the Net Purchase Payment allocated to or Contract Value transferred to a Guarantee Period. (See "THE COMPANY, THE VARIABLE ACCOUNT, THE FUNDS, AND THE GUARANTEED INTEREST OPTION -- The Guaranteed Interest Option - Market Value Adjustment.")

The Company makes no promise that the Contract Value will increase. Depending on the investment experience of the Subaccounts and interest credited to various Guarantee Amounts, the Contract Value, Adjusted Contract Value, Surrender Value and the death benefit may increase or decrease on any Valuation Day. Owners bear the investment risk for amounts invested in the Subaccounts and for Guarantee Amounts surrendered, withdrawn, transferred or applied to an Annuity Payment Option before the 30-day period prior to the expiration of a Guarantee Period.

The Contract also offers a choice of Annuity Payment Options to which Owners may apply the Adjusted Contract Value as of the Annuity Date. Beneficiaries may also apply the death benefit to certain Annuity Payment Options. An Owner may change the Annuity Date within certain limits.

PURCHASING A CONTRACT

The minimum initial purchase payment for a Contract is $2,000. The minimum additional purchase payment the Company will accept is $100. The Company may refuse to accept additional purchase payments at any time for any reason.

The initial Net Purchase Payment is allocated to each Subaccount or to Guarantee Periods of the Guaranteed Interest Option, or to both, as specified on the application, unless the Contract is issued in a state that requires the return of purchase payments during the Cancellation Period. In those states, that portion of an Owner's initial Net Purchase Payment allocated to a Subaccount is allocated to the Prime Money Subaccount (the "Money Market Subaccount") for a period equal to the number of days in the Cancellation Period. At the expiration of this period, such portion of the Net Purchase Payment, as adjusted to reflect the investment performance of the Money Market Subaccount during this period, is then allocated to the Subaccounts based on the proportion that the Owner's allocation percentage shown in the application bears to the Variable Contract Value. (See "DESCRIPTION OF THE CONTRACT -- Cancelling the Contract.")

If an Owner elects to invest in a particular Subaccount or Guarantee Period, at least 1% of the Net Purchase Payment must be allocated to that Subaccount or Guarantee Period. All percentage allocations must be in whole numbers. In addition, allocations to a Guarantee Period must be at least $500. The Company allocates any additional Net Purchase Payments among the Subaccounts and the Guarantee Periods in accordance with the allocation schedule in effect when such Net Purchase Payment is received at the Service Center unless it is accompanied by Written Notice directing a different allocation. (See "Crediting and Allocating Purchase Payments.")

CANCELLING THE CONTRACT

At any time during the Cancellation Period, an Owner may cancel the Contract and receive a refund equal to the Contract Value plus fees or charges deducted except for the mortality and expense risk charge and the administration charge. However, if required by state law, the Company will return the purchase payments made. The Cancellation Period is a 10-day period of time beginning when the Contract is received by an Owner. Some states may require that the Company provide a longer Cancellation Period. (See "DESCRIPTION OF THE CONTRACT -- Cancelling the Contract.")

TRANSFERS

Prior to the Annuity Date, an Owner may transfer all or part of any Subaccount Value to another available Subaccount(s) or to one or more Guarantee Periods, or transfer all or part of any Guarantee Amount to any available Subaccount(s) or other available Guarantee Periods, subject to certain restrictions. (See "DESCRIPTION OF THE CONTRACT -- Transfers.")

WITHDRAWALS

Upon Written Notice prior to the Annuity Date, an Owner may, subject to certain restrictions, withdraw part of the Surrender Value. Withdrawals of Surrender Value may result in the Company deducting from the remaining Contract Value a Market Value Adjustment, any applicable surrender charge and any applicable purchase payment tax charge. (See "DESCRIPTION OF THE CONTRACT -- Withdrawals.") A withdrawal may have adverse federal income tax consequences including the possibility of being subject to a penalty tax. (See "FEDERAL TAX CONSIDERATIONS.")

SURRENDERS

Upon Written Notice prior to the Annuity Date, an Owner may surrender the Contract and receive its Surrender Value. An Owner may elect to have the Surrender Value paid in a single sum or under an Annuity Payment Option. (See "DESCRIPTION OF THE CONTRACT -- Surrenders.") Surrenders may have adverse federal income tax consequences including the possibility of being subject to a penalty tax. (See "FEDERAL TAX CONSIDERATIONS.")

CHARGES AND FEES

The following charges and fees are assessed under the Contracts:

Surrender Charge. If a purchase payment is withdrawn or surrendered (or received by a Payee as part of a lump sum payment) within five full calendar years since the date the purchase payment was received, the Company assesses a surrender charge. During the first five Contract Years, the Company also assesses a surrender charge if a purchase payement is applied, as part of Contract Value, to an Annuity Payment Option. The surrender charge is 7% of the purchase payment if surrendered or withdrawn within two full years after the purchase payment was received and reduces by 1% each year for the next three years and is 0% after five full years following receipt of the purchase payment. No surrender charge is assessed upon the withdrawal or surrender (or payment) of Contract Value in excess of aggregate purchase payments (less prior withdrawals of purchase payments). For purposes of determining the surrender charge, it is assumed that purchase payments are surrendered or withdrawn before any Contract Value in excess of purchase payments (less prior withdrawals of purchase payments) and purchase payments are considered withdrawn on a first-in-first-out basis. (See "Surrender Charge (Contingent Deferred Sales Charge).")

Administration Charge. The Company makes a daily charge of 0.000411% (approximately equivalent to an effectiveannual rate of 0.15%) of the Variable Account's net assets to cover a portion of the Company's Contract administration costs. (See "Administration Charge.")

Mortality and Expense Risk Charge. The Company makes a daily charge of 0.003446% (approximately equivalent to an effective annual rate of 1.25%) of the Variable Account's net assets to compensate the Company for assuming certain mortality and expense risks. (See "Mortality and Expense Risk Charge.")

Annual Administration Fee. The Company deducts an annual administration fee of $30 per Contract Year if an Owner's Contract Value is less than $50,000 at the time of deduction. (See "Annual Administration Fee.")

Transfer Processing Fee. A $25 charge is assessed by the Company for each transfer in excess of 12 during a Contract Year. (See "Transfer Processing Fee.")

Taxes on Purchase Payments. Generally, taxes on purchase payments, if any, are incurred as of the Annuity Date, and a charge for taxes on purchase payments is deducted from the Contract Value as of that date. These taxes range from 0% to 3.5% of purchase payments. (See "Taxes on Purchase Payments.")

Expenses of the Funds. The investment experience of each Subaccount reflects that of the Fund whose shares it holds. The investment experience of each Fund, in turn, reflects its fees and other operating expenses. Please read the prospectus for each of the Funds for details.


                         CONDENSED FINANCIAL INFORMATION

There is no condensed financial information included for the Variable Account because, as of the date of this prospectus, the Variable Account had not yet commenced operations. The audited financial statements of the Company (as well as the auditors' reports thereon) appear elsewhere herein.

                THE COMPANY, THE VARIABLE ACCOUNT, THE FUNDS, AND
                         THE GUARANTEED INTEREST OPTION

THE COMPANY

The Company is a life insurance company organized under the laws of the State of Pennsylvania in 1956 and is authorized to transact business in the District of Columbia, Puerto Rico, Guam and all states except New York. The Company's home office is located at 401 Penn St., Reading, Pennsylvania 19601, and its executive office is located at CNA Plaza, Chicago, Illinois 60685. The Company is a wholly-owned subsidiary of Continental Assurance Company ("CAC"), a life insurance company which, as of December 31, 1994, had assets of approximately $11.1 billion. Subject to a coinsurance pooling agreement (a type of reinsurance arrangement) with CAC, the Company assumes all insurance risks under the Contracts, and the Company's assets, which as of December 31, 1994 exceeded $507.7 million, support the benefits under the Contracts. See "ADDITIONAL INFORMATION ABOUT VALLEY FORGE LIFE INSURANCE COMPANY" for more detail regarding the Company.

THE VARIABLE ACCOUNT

The Variable Account is a separate investment account of the Company established under Pennsylvania law on October 18, 1995. The Company owns the assets of the Variable Account. These assets are held separate from the Company's General Account and its other separate accounts. That portion of the Variable Account's assets that is equal to the reserves and other Contract liabilities of the Variable Account is not chargeable with liabilities arising out of any other business the Company may conduct. If the assets exceed the required reserves and other contract liabilities, the Company may transfer the excess to the Company's General Account. The Variable Account's assets will at all times, equal or exceed the sum of the Subaccount Values of all Contracts funded by the Variable Account.

The Variable Account is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust and meets the definition of a "separate account" under the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or the Company. The Variable Account also is governed by the laws of Pennsylvania, the Company's state of domicile, and may also be governed by laws of other states in which the Company does business.

The Variable Account has 18 Subaccounts, each of which invests in shares of a corresponding Fund. Income, gains and losses, realized or unrealized, from assets allocated to a Subaccount are credited to or charged against that Subaccount without regard to other income, gains or losses of the Company.

Changes to the Variable Account. Where permitted by applicable law, the Company may make the following changes to the Variable Account:

         1. Any changes required by the 1940 Act or other applicable law or regulation;

         2.       combine separate accounts, including the Variable Account;

         3. add new subaccounts to or remove existing Subaccounts from the Variable Account or combine Subaccounts;

         4. make Subaccounts (including new Subaccounts) available to such classes of Contracts as the Company may determine;

         5.       add new Funds or remove existing Funds;

         6. substitute new Funds for any existing Fund if shares of the Fund are no longer available for investment or if the Company determines that investment in a Fund is no longer appropriate in light of the purposes of the Variable Account;

         7. deregister the Variable Account under the 1940 Act if such registration is no longer required; and

         8. operate the Variable Account as a management investment company under the 1940 Act or as any other form permitted by law.

No such changes will be made without any necessary approval of the SEC and applicable state insurance departments. Owners will be notified of any changes.

THE FUNDS

Each Subaccount invests in a corresponding Fund. Each of the Funds is either an open-end diversified management investment company or a separate investment portfolio of such a company and is managed by a registered investment adviser. The Funds as well as a brief description of their investment objectives are provided below.

         Insurance Management Series
         ---------------------------
         The Corporate Bond, Prime Money and Utility Subaccounts each invest in shares of corresponding Funds (i.e., investment portfolios) of Insurance Management Series ("IMS"). IMS issues five "series" or classes of shares, each of which represents an interest in a Fund of IMS. Three of these series of shares are available as investment options under the Contracts. The investment objectives of these Funds are set forth below.

         Corporate Bond Fund. This Fund invests primarily in lower-rated fixed-income securities that seek to achieve high current income.

         Prime  Money  Fund.  This  Fund  invests  in money  market  instruments
         maturing  in  thirteen   months  or  less  to  achieve  current  income
         consistent with stability of principal and liquidity.

         Utility Fund. This Fund invests in equity and debt securities of utility companies to achieve high current income and moderate capital appreciation.

         IMS is advised by Federated Advisers.

       Variable Insurance Products Fund and Variable Insurance Products Fund II
       ------------------------------------------------------------------------

         The Equity-Income Subaccount invests in shares of a corresponding Fund (i.e., investment portfolios) of Variable Insurance Products Fund ("VIP Fund"). VIP Fund issues five "series" or classes of shares, each of which represents an interest in a Fund of VIP Fund. One of these series of shares is available as an investment option under the Contracts. Asset Manager, Contrafund, and Index 500 Subaccounts each invest in shares of corresponding Funds (i.e., investment portfolios) of Variable Insurance Products Fund II ("VIP Fund II"). VIP Fund II issues five "series" or classes of shares, each of which represents an interest in a Fund of VIP Fund II. Three of these series of shares are available as investment options under the Contracts. The investment objectives of these Funds are set forth below.

         Asset Manager Portfolio. This Fund seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instruments.

         Contrafund Portfolio. This Fund seeks capital appreciation over the long-term by investing in companies that are undervalued or out-of-favor.

         Equity-Income Portfolio. This Fund seeks current income by investing primarily in income producing equity securities. In choosing these securities, the Fund also considers the potential for capital appreciation.

         Index 500 Portfolio. This Fund seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Composite Index of 500 Common Stocks.

         VIP Fund and VIP Fund II are each advised by Fidelity Management & Research Company.

         The Alger American Fund
         -----------------------

         Alger American Growth, Alger American MidCap Growth and Alger American Small Capitalization Subaccounts each invest in shares of corresponding Funds (i.e., investment portfolios) of The Alger American Fund ("AAF"). AAF issues ___ "series" or classes of shares, each of which represents an interest in a Fund of AAF. Three of these series of shares are available as investment options under the Contracts. The investment objectives of these Funds are set forth below.

         Alger American Growth Portfolio. This Fund seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of $ 1 billion or greater.

         Alger American MidCap Growth Portfolio. This Fund seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization between $750 million and $3.5 billion.

         Alger American Small Capitalization Portfolio. This Fund seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of less than $1 billion.

         AAF is advised by Fred Alger Management, Inc.

         MFS Variable Insurance Trust
         ----------------------------

         The MFS Emerging Growth, MFS Growth with Income, MFS Limited Maturity, MFS Research and MFS Total Return Subaccounts each invest in shares of corresponding Funds (i.e., investment portfolios) of MFS Variable Insurance Trust ("MFSVIT"). MFSVIT issues 12 "series" or classes of shares, each of which represents an interest in a Fund of MFSVIT. Five of these series of shares are available as investment options under the Contracts. The investment objectives of these Funds are set forth below.

         MFS Emerging Growth Series. This Fund seeks to obtain long-term growth of capital by investing primarily in common stocks of small and medium-sized companies that are early in their life cycle but which have the potential to become major enterprises.

         MFS Growth With Income Series. This Fund seeks to provide reasonable current income and long-term growth of capital and income.

         MFS Limited Maturity Series. This Fund seeks to provide as high a level of current income as is believed to be consistent with prudent investment risk, with capital protection as a secondary objective.

         MFS Research Series. This Fund seeks to provide long-term growth of capital and future income.

         MFS Total Return Series. This Fund seeks primarily to provide above-average income consistent with prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

         MFSVIT is advised by Massachusetts Financial Services Company.

         SoGen Variable Funds, Inc.
         --------------------------

         The SoGen Overseas Subaccount invests in shares of a corresponding Fund (i.e., investment portfolio) of SoGen Variable Funds, Inc. ("SGVF"). SGVF issues ___ "series" or classes of shares, each of which represents an interest in a Fund of SGVF. One of these series of shares is available as an investment option under the Contracts. The investment objective of this Fund is set forth below.

         SoGen Overseas Portfolio. This Fund seeks long-term growth of capital by investing primarily in securities of small and medium size non-U.S. companies.

         SGVF is advised by Societe Generale Asset Management Corp.

         Van Eck Worldwide Insurance Trust
         ---------------------------------

         The Emerging Market and Gold and Natural Resources Subaccounts each invest in shares of corresponding Funds (i.e., investment portfolios) of Van Eck Worldwide Insurance Trust ("VEWIT"). VEWIT issues ___ "series" or classes of shares, each of which represents an interest in a Fund of VEWIT. Two of these series of shares are available as investment options under the Contracts. The investment objectives of these Funds are set forth below.

         Emerging Markets Fund. This Fund seeks capital appreciation by investing primarily in equity securities in emerging markets around the world.

         Gold and Natural Resources Fund. This Fund seeks long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources such as strategic and other metals, minerals, forest products, oil, natural gas and coal.

         VEWIT is advised by Van Eck Associates Corporation.

NO ONE CAN  ASSURE  THAT  ANY  FUND  WILL  ACHIEVE  ITS  STATED OBJECTIVES AND
POLICIES.

More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectus for each Fund which accompanies this prospectus and the current statement of additional information for the Funds. The Funds' prospectuses should be read carefully before any decision is made concerning the allocation of Net Purchase Payments or transfers among the Subaccounts.

Please note that not all of the Funds described in the prospectuses for the Funds are available with the Contract. Moreover, the Company cannot guarantee that each Fund will always be available for its variable annuity contracts, but in the unlikely event that a Fund is not available, the Company will take reasonable steps to secure the availability of a comparable fund. Shares of each Fund are purchased and redeemed at net asset value, without a sales charge.

The Company has entered into agreements with the investment advisers of several of the Funds pursuant to which each such investment adviser pays the Company a servicing fee based upon an annual percentage of the average aggregate net assets invested by the Company on behalf of the Variable Account. These agreements reflect administrative services provided to the Funds by the Company. Payments of such amounts by an adviser do not increase the fees paid by the Funds or their shareholders.

Shares of the Funds are sold to separate accounts of insurance companies that are not affiliated with the Company or each other, a practice known as "shared funding." They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose Contract Values are allocated to the Variable Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold directly to certain qualified pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, the Company will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

THE GUARANTEED INTEREST OPTION

The Guaranteed Interest Option is an investment option available under the Contract and is supported by the Company's General Account and the GIO Account (described below). All or a portion of an Owner's Net Purchase Payments may be allocated to and transfers of Contract Value may be made to Guarantee Periods under the Guaranteed Interest Option. Through the Guaranteed Interest Option, the Company offers specified effective annual rates of interest (Guaranteed Interest Rates) that are credited daily and available for specified periods of time selected by an Owner (Guarantee Periods). Although the Guaranteed Interest Rate may differ among Guarantee Periods, it will never be less than the effective annual rate shown in the Contract.

Interests issued by the Company in connection with the Guaranteed Interest Option have been registered under the Securities Act of 1933, but neither the Guaranteed Interest Option, the GIO Account, nor the General Account has been registered as an investment company under the 1940 Act. Accordingly, neither the Guaranteed Interest Option, the GIO Account, nor the General Account, nor any interest therein are generally subject to regulation under the 1940 Act.

Initial Guarantee Periods begin on the date as of which a Net Purchase Payment is allocated to or a portion of Contract Value is transferred to the Guarantee Period, and end when the number of years in the Guarantee Period elected (measured from the end of the calendar month in which the amount was allocated or transferred to the Guarantee Period) has elapsed. The last day of the Guarantee Period is the expiration date for that Guarantee Period. Subsequent Guarantee Periods begin on the first day following the expiration date of a previous Guarantee Period.

Allocations of Net Purchase Payments and transfers of Contract Value to the Guaranteed Interest Option may have different applicable Guaranteed Interest Rates depending on the timing of such allocations or transfers. However, the applicable Guaranteed Interest Rate does not change during a Guarantee Period. If the allocated or transferred amount remains in the Guaranteed Interest Option until the end of the applicable Guarantee Period, its value will be equal to the amount originally allocated or transferred, multiplied, on an annually compounded basis, by its Guaranteed Interest Rate. If a Guarantee Amount is surrendered, withdrawn, transferred, or applied to an Annuity Payment Option prior to 30 days before the expiration of the Guarantee Period, the Guaranteed Interest Rate for that Guarantee Period is subject to a Market Value Adjustment, as described below, the application of which may result in the payment of an amount less than the amount originally allocated or transferred to the Guarantee Period.

The Company will notify Owners in writing at least 30 days prior to the expiration date of any Guarantee Period about the then currently available Guarantee Periods and the Guaranteed Interest Rates applicable to such Guarantee Periods. A new Guarantee Period of the same duration as the previous Guarantee Period will commence automatically on the first day following the expiring Guarantee Period unless the Company receives Written Notice prior to the start of the new Guarantee Period of the Owner's election of a different Guarantee Period from among those being offered by the Company at that time, or instructions to transfer all or a portion of the expiring Guarantee Amount to a Subaccount. If the Company does not receive such Written Notice and is not offering a Guarantee Period of the same duration as the expiring Guarantee Period or if the duration of the expiring Guarantee Period would, if renewed, extend beyond the Annuity Date, then a new Guarantee Period of one year will commence automatically on the first day following the expiring Guarantee Period. The minimum Guarantee Amount is $500.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods that differ from those available when an Owner's Contract was issued. The Company also reserves the right, at any time, to stop accepting Net Purchase Payment allocations or transfers of Contract Value to a particular Guarantee Period. Since the specific Guarantee Periods available may change periodically, please contact the Service Center to determine the Guarantee Periods currently being offered.

GIO Account. The assets in the GIO Account are used to support the values and benefits under the Guaranteed Interest Option of the Contract and similar contracts. The Company owns the assets in the GIO Account and holds such assets separately from other Company assets and from the General Account. The portion of the assets of the GIO Account equal to the reserves and other contract liabilities of the GIO Account are not chargeable with liabilities that arise from any other business that the Company conducts. The Company may transfer to the General Account any assets of the GIO Account that are in excess of such reserves and other liabilities.

Under Pennsylvania insurance law, the Company is required to maintain assets in the GIO Account at least equal to the reserves and other contract liabilities of the GIO Account. In the unlikely event of liquidation of the Company, if the Company cannot satisfy all of its insurance obligations, Owners with Guaranteed Interest Option Value will have a priority claim against assets of the GIO Account equal to its liabilities, and a claim against the Company's general account for any remaining Company liabilities. Thus, the GIO Account represents a pool of assets that provides an additional measure of assurance that Owners allocating Net Purchase Payments and Contract Value to the Guaranteed Interest Option will receive full payment of benefits attributable to Guaranteed Interest Option.

Owners allocating Net Purchase Payments and/or Contract Value to the Guaranteed Interest Option do not participate in the investment performance of assets of the GIO Account, and this performance does not determine the Guaranteed Interest Option Value or benefits relating thereto. The Guaranteed Interest Option provides values and benefits based only upon the Net Purchase Payments and Contract Values allocated thereto, the Guaranteed Interest Rate credited on such amounts, and any charges or Market Value Adjustments imposed on such amounts in accordance with the terms of the Contract.

Market Value Adjustment. A Market Value Adjustment reflects the relationship between: (i) the current Guaranteed Interest Rate that the Company is crediting for a Guarantee Period equal to the time remaining in the Guarantee Period from which the Guarantee Amount is requested to be surrendered, withdrawn, transferred or annuitized; and (ii) the Guaranteed Interest Rate being applied to the Guarantee Period from which the Guarantee Amount will be surrendered, withdrawn, transferred or annuitized. Any surrender, withdrawal, transfer or application to an Annuity Payment Option of a Guarantee Amount is subject to a Market Value Adjustment that may be positive or negative, unless the effective date of the surrender, withdrawal, transfer or application is within 30 days prior to the end of a Guarantee Period. The Market Value Adjustment will be applied after the deduction of any applicable annual administration fee or transfer processing fee, and before the deduction of any applicable surrender charge or charge for taxes on purchase payments (also referred to as a "premium tax" charge).

Generally, if the Guaranteed Interest Rate for the selected Guarantee Period is lower than the Guaranteed Interest Rate currently being offered for new Guarantee Periods of a duration equal to the balance of the selected Guarantee Period as of the date that the Market Value Adjustment is applied, then the application of the Market Value Adjustment will result in the payment, upon surrender, withdrawal, transfer or application of amounts to an Annuity Payment Option, of an amount less than the Guarantee Amount (or portion thereof) being surrendered, withdrawn, transferred or applied to an Annuity Payment Option, or may even result in the payment of an amount less than the Net Purchase Payment allocated to or the portion of Contract Value transferred to the Guarantee Period. Similarly, if the Guaranteed Interest Rate for the selected Guarantee Period is higher than the Guaranteed Interest Rate currently being offered for new Guarantee Periods of a duration equal to the balance of the selected Guarantee Period as of the date that the Market Value Adjustment is applied, then the application of the Market Value Adjustment will result in the payment, upon surrender, withdrawal, transfer or application of amounts to an Annuity Payment Option, of an amount greater than the Guarantee Amount (or portion thereof) being surrendered, withdrawn, transferred or applied to an Annuity Payment Option.

The Market Value Adjustment is computed by multiplying the amount being surrendered, withdrawn, transferred, or applied to an Annuity Payment Option, by the Market Value Adjustment Factor. The Market Value Adjustment Factor is calculated as follows:

Market Value Adjustment = Amount multiplied by

                      [[(1+a)/(1+b)]^n/12 -1]


         where:

"Amount" is the amount being surrendered, withdrawn, transferred or applied to an Annuity Payment Option less any applicable annual administration fees or transfer processing fees;

"a" is the Guaranteed Interest Rate currently being credited to the "Amount";

"b" is the Guaranteed Interest Rate that is currently being offered for a Guarantee Period of duration equal to the time remaining to the expiration of the Guarantee Period for the Guarantee Amount from which the "Amount" is taken. Where the time remaining to the expiration of the Guarantee Period is not 1, 3, 5, 7, or 10 years, "b" is the rate found by linear interpolation of the rate for the Guarantee Period having the duration closest to the time remaining or, if the time remaining is less than 1 year, "b" is the rate for a 1 year period; and

"n" is the number of complete months remaining before the expiration of the Guarantee Period for the Guarantee Amount from which the "Amount" is taken.


Examples of computing the Market Value Adjustment are set forth in Appendix A.


                           DESCRIPTION OF THE CONTRACT

PURCHASING A CONTRACT

A prospective Owner may purchase a Contract by submitting an application through a licensed agent of the Company who is also a representative of a broker-dealer having a selling agreement with CNA Investor Services, Inc. ("CNA/ISI"), the principal underwriter for the Contracts. The maximum Age for Owners on the Contract Effective Date is 85. An initial purchase payment must be delivered to the Service Center along with the Owner's application. The minimum initial purchase payment is $2,000. The minimum additional purchase payment the Company will accept is $100. Unless the Company gives its prior approval, it will not accept an initial purchase payment in excess of $500,000 and reserves the right to not accept any purchase payment for any reason. The Company will send Owners a confirmation notice upon receipt and acceptance of the Owner's purchase payment.

CANCELLING THE CONTRACT

Owners may cancel the Contract during the Cancellation Period, which is the 10-day period after an Owner receives the Contract. Some states may require a longer Cancellation Period. To cancel the Contract, the Owner must mail or deliver the Contract to the Service Center or to the agent who sold it. The Company will refund the Contract Value plus any fees or charges deducted except for the mortality and expense risk charge and the administration charge. If the Owner purchased a Contract in a state that requires the return of purchase payments during the Cancellation Period and the Owner chooses to exercise the cancellation right, the Company will return the purchase payments.

CREDITING AND ALLOCATING PURCHASE PAYMENTS

If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial purchase payment, the initial Net Purchase Payment will be allocated, as designated by the Owner, to one or more of the Subaccounts or to one or more Guarantee Periods within two business days of receipt of such Net Purchase Payment by the Company at the Service Center. If the application is not properly completed, the Company reserves the right to retain the Net Purchase Payment for up to five business days while it attempts to complete the application. If the application cannot be made complete within five business days, the applicant will be informed of the reasons for the delay and the initial purchase payment will be returned immediately unless the applicant specifically consents to the Company retaining the initial purchase payment until the application is made complete. The initial Net Purchase Payment will then be credited within two business days after receipt of a properly completed application. The Company will credit additional Net Purchase Payments that are accepted by the Company as of the end of the Valuation Period during which the Payment was received at the Service Center.

The initial Net Purchase Payment is allocated among the Subaccounts and Guarantee Periods as specified on the application, unless the Contract is issued in a state that requires the return of purchase payments during the Cancellation Period. In those states, any portion of the initial Net Purchase Payment allocated to the Guaranteed Interest Option will be allocated to that option upon receipt; and any portion of the initial Net Purchase Payment allocated to the Subaccounts will be allocated to the Money Market Subaccount for a period equal to the number of days in the Cancellation Period. At the expiration of this period, such portion of the Net Purchase Payment, as adjusted to reflect the investment performance of the Money Market Subaccount during this period, is then allocated to the Subaccounts as described above.

Owners may allocate Net Purchase Payments among any or all Subaccounts or Guarantee Periods available. If an Owner elects to invest in a particular Subaccount or Guarantee Period, at least 1% of the Net Purchase Payment must be allocated to that Subaccount or Guarantee Period. All percentage allocations must be in whole numbers. The minimum amount that may be allocated to any Guarantee Period is $500. The Company allocates any additional Net Purchase Payments among the Subaccounts and the Guaranteed Interest Option in accordance with the allocation schedule in effect when such Net Purchase Payment is received at the Service Center unless it is accompanied by Written Notice directing a different allocation.

VARIABLE CONTRACT VALUE

Subaccount Value. The Variable Contract Value is the sum of all Subaccount Values and therefore reflects the investment experience of the Subaccounts to which it is allocated. The Subaccount Value for any Subaccount as of the Contract Effective Date is equal to the amount of the initial Net Purchase Payment allocated to that Subaccount. On subsequent Valuation Days prior to the Annuity Date, the Subaccount Value is equal to that part of any Net Purchase Payment allocated to the Subaccount and any amount transferred to that Subaccount, adjusted by interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by withdrawals (including any applicable surrender charges and any applicable purchase payment tax charge) and any amounts transferred out of that Subaccount.

Accumulation Units. Net Purchase Payments allocated to a Subaccount or amounts of Contract Value transferred to a Subaccount are converted into Accumulation Units. For any Contract, the number of Accumulation Units credited to a Subaccount is determined by dividing the dollar amount directed to the Subaccount by the value of the Accumulation Unit for that Subaccount for the Valuation Day on which the Net Purchase Payment or transferred amount is invested in the Subaccount. Therefore, Net Purchase Payments allocated to or amounts transferred to a Subaccount under a Contract increase the number of Accumulation Units of that Subaccount credited to the Contract.

Decreases in Subaccount Value under a Contract are effected by the cancellation of Accumulation Units of a Subaccount. Therefore, surrenders, withdrawals, transfers out of a Subaccount, payment of a death benefit, the application of Variable Contract Value to an Annuity Payment Option on the Annuity Date, and the deduction of the annual administration fee all result in the cancellation of an appropriate number of Accumulation Units of one or more Subaccounts. Accumulation Units are cancelled as of the end of the Valuation Period in which the Company received Written Notice regarding the event.

The Accumulation Unit value for each Subaccount was arbitrarily set initially at $10 when the Subaccount began operations. Thereafter, the Accumulation Unit value at the end of every Valuation Day equals the Accumulation Unit value at the end of the preceding Valuation Day multiplied by the Net Investment Factor (described below). The Subaccount Value for a Contract is determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Subaccount by the Accumulation Unit value for that Subaccount.

The Net Investment Factor. The Net Investment Factor is an index applied to measure the investment performance of a Subaccount from one Valuation Period to the next. For each Subaccount, the Net Investment Factor reflects the investment experience of the Fund in which that Subaccount invests and the charges assessed against that Subaccount for a Valuation Period. The Net Investment Factor is calculated by dividing (1) by (2) and subtracting (3) from the result, where:

         (1)      is the result of:

                  a. the Net Asset Value Per Share of the Fund held in the Subaccount, determined at the end of the current Valuation Period; plus

                  b. the per share amount of any dividend or capital gain distributions made by the Fund held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

                  c. a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the operations of the Subaccount.

         (2) is the Net Asset Value Per Share of the Fund held in the Subaccount, determined at the end of the last prior Valuation Period.

         (3) is a daily factor representing the mortality and expense risk charge and the administration charge deducted from the
                  Subaccount, adjusted for the number of days in the Valuation Period.

TRANSFERS

General. Prior to the Annuity Date and after the Cancellation Period, by Written Notice, an Owner may transfer all or part of any Subaccount Value to another Subaccount(s) (subject to its availability) or to one or more available Guarantee Periods, or transfer all or part of any Guarantee Amount to any Subaccount(s) (subject to its availability) or to one or more available Guarantee Periods, subject to the following restrictions. The minimum transfer amount is $500 or the entire Subaccount Value or Guarantee Amount, if less. The minimum Subaccount Value or Guarantee Amount that may remain following a transfer is $500. A transfer request that would reduce any Subaccount Value or Guarantee Amount below $500 is treated as a transfer request for the entire Subaccount Value or Guarantee Amount. Only four transfers may be made per Contract Year from all or part of any Guarantee Amount. The first 12 transfers during each Contract Year are free. The Company assesses a transfer processing fee of $25 for each transfer in excess of 12 during a Contract Year. The transfer processing fee is deducted from the amount being transferred. Each Written Notice of transfer is considered one transfer regardless of how many Subaccounts or Guarantee Periods are affected by the transfer.

Dollar-Cost Averaging Facility. If elected in the application or at any time thereafter prior to the Annuity Date by Written Notice, an Owner may systematically transfer (on a monthly, quarterly, semi-annual or annual basis) specified dollar amounts from the Money Market Subaccount to other Subaccounts. This is known as the "dollar-cost averaging" method of investment. The fixed-dollar amount purchases more Accumulation Units of a Subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases of Units had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not assure a profit or protect against a loss in declining markets.

Owners may only elect use the dollar-cost averaging facility if their Money Market Subaccount Value is at least $1,000 at the time of the election. The minimum transfer amount under the facility is $100 per month (or the equivalent). If dollar-cost averaging transfers are to be made to more than one Subaccount, then the Owner must indicate the dollar amount of the transfer to be made to each. At least $50.00 must be designated to each Subaccount.

Transfers under the dollar-cost averaging facility are made as of the same calendar day each month. If this calendar day is not a Valuation Day, transfers are made as of the next Valuation Day. Once elected, transfers under the dollar-cost averaging facility continue until the Money Market Subaccount Value is depleted, the Annuity Date occurs or until the Owner cancels the election by Written Notice at least seven days in advance of the next transfer date. Alternatively, Owners may specify in advance a date for transfers under the facility to cease. There is no additional charge for using the dollar-cost averaging facility. Transfers under the facility do not count towards the 12 transfers permitted without a transfer processing fee in any Contract Year. The Company reserves the right to discontinue offering the dollar-cost averaging facility at any time and for any reason or to change its features.

Automatic Subaccount Value Rebalancing. If elected in the application or requested by Written Notice at any time thereafter prior to the Annuity Date, an Owner may instruct the Company to automatically transfer (on a quarterly, semi-annual or annual basis) Variable Contract Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Variable Contract Value among such Subaccounts ("automatic Subaccount Value rebalancing"). Such percentage allocations must be in whole numbers. Once elected, automatic Subaccount Value rebalancing begins on the first Valuation Day of the next calendar quarter or other period (or, if later, the next calendar quarter or other period after the expiration of the Cancellation Period).

Owners may stop automatic Subaccount Value rebalancing at any time by Written Notice at least seven calendar days before the first Valuation Day in a new period. Owners may specify allocations between and among as many Subaccounts as are available at the time automatic Subaccount Value rebalancing is elected. Once automatic Subaccount Value rebalancing has been elected, any subsequent allocation instructions that differ from the then-current rebalancing allocation instructions are treated as a request to change the automatic Subaccount Value rebalancing allocation. Owners may change automatic Subaccount Value rebalancing allocations at any time. Allocation changes will take effect as of the Valuation Day that instructions are received at the Service Center. Once automatic Subaccount Value rebalancing is in effect, an Owner may only transfer Subaccount Value among or between Subaccounts by changing the automatic Subaccount Value rebalancing allocation instructions. Changes to automatic Subaccount Value rebalancing must be made by Written Notice.

There is no additional charge for automatic Subaccount Value rebalancing and rebalancing transfers do not count as one the 12 transfers available without a transfer processing fee during any Contract Year. If automatic Subaccount Value rebalancing is elected at the same time as the dollar-cost averaging facility or when the dollar-cost averaging facility is being utilized, automatic Subaccount Value rebalancing will be postponed until the first Valuation Day in the calendar quarter or other period following the termination of dollar-cost averaging facility. The Company reserves the right to discontinue offering automatic Subaccount Value rebalancing at any time for any reason or to change its features.

WITHDRAWALS

General. Prior to the Annuity Date and after the Cancellation Period, an Owner may withdraw part of the Surrender Value, subject to certain limitations. Each withdrawal must be requested by Written Notice. The minimum withdrawal amount is $500. The maximum withdrawal is the amount that would leave a minimum Surrender Value of $1,000. A withdrawal request that would reduce any Subaccount Value or Guarantee Amount below $500 will be treated as a request for a withdrawal of all of that Subaccount Value or Guarantee Amount.

The Company withdraws the amount requested from the Contract Value as of the day that the Company receives an Owner's Written Notice, and sends the Owner that amount. The Company will then deduct any applicable surrender charge and any applicable purchase payment tax charge from the remaining Contract Value. If the withdrawal is requested from a Guarantee Amount, the Company deducts any applicable Market Value Adjustment from, or adds any applicable Market Value
Adjustment  to,  remaining  Contract  Value.  A  deduction  of  a  Market  Value
Adjustment from Contract Value may result in the payment of an amount which, when added to any remaining Guarantee Amount and amounts previously withdrawn or transferred, is less than the amount allocated or transferred to a Guarantee Period to create that Guarantee Amount.

A Written Notice of withdrawal must specify the amount to be withdrawn from each Subaccount or Guarantee Amount. If the Written Notice does not specify this information, or if any Subaccount Value or Guarantee Amount is inadequate to comply with the request, the Company will make the withdrawal based on the proportion that each Subaccount Value and each Guarantee Amount bears to the Contract Value as of the day of the withdrawal.

Systematic Withdrawals. If elected in the application or requested at any time thereafter prior to the Annuity Date by Written Notice, an Owner may elect to receive periodic withdrawals under the Company's systematic withdrawal plan. Under the systematic withdrawal plan, the Company will make withdrawals (on a monthly, quarterly, semi-annual or annual basis) from Subaccounts specified by the Owner. Systematic withdrawals must be at least $100 each and may only be made from Variable Contract Value. Withdrawals under the systematic withdrawal plan may only be made from Subaccounts having $1,000 or more of Subaccount Value at the time of election. The systematic withdrawal plan is not available to Owners using the dollar-cost averaging facility or automatic Subaccount Value rebalancing.

The Company makes systematic withdrawals on the following basis: (1) as a specified dollar amount, or (2) as a specified whole percent of Subaccount Value.

Participation in the systematic withdrawal plan terminates on the earliest of the following events: (1) the Subaccount Value from which withdrawals are being made becomes zero, (2) a termination date specified by the Owner is reached, or
(3) the Owner requests that his or her participation in the plan cease. Systematic withdrawals being made in order to meet the required minimum distribution under the Code or to make substantially equal payments as required under the Code will continue even though a surrender charge is deducted.

Tax Consequences of Withdrawals. Consult your tax adviser regarding the tax consequences associated with making withdrawals. A withdrawal made before the taxpayer reaches Age 59 1/2, including systematic withdrawals, may result in imposition of a penalty tax of 10% of the taxable portion withdrawn. See "FEDERAL TAX CONSIDERATIONS" for more details.

SURRENDERS

An Owner may surrender the Contract for its Surrender Value at any time prior to the Annuity Date. A Contract's Surrender Value fluctuates daily as a function of the investment experience of the Subaccounts in which an Owner is invested. The Company does not guarantee any minimum Surrender Value for amounts invested in the Subaccounts. Likewise, the Company does not guarantee any minimum Surrender Value for Guarantee Amounts surrendered, withdrawn, transferred or applied to an Annuity Payment Option before the 30-day period prior to the expiration of a Guarantee Period.

An Owner may elect to have the Surrender Value paid in a single sum or under an Annuity Payment Option. The Surrender Value will be determined as of the date the Company receives the Written Notice for surrender and the Contract at the Service Center.

Consult your tax adviser regarding the tax consequences of a Surrender. A Surrender made before age 59 1/2 may result in the imposition of a penalty tax of 10% of the taxable portion of the Surrender Value. See "FEDERAL TAX CONSIDERATIONS" for more details.

DEATH BENEFITS

Death Benefits on or After the Annuity Date. If an Owner dies on or after the Annuity Date, any surviving joint Owner becomes the sole Owner. If there is no surviving Owner, any successor Owner becomes the new Owner. If there is no surviving or successor Owner, the Payee becomes the new Owner. If an Annuitant or an Owner dies on or after the Annuity Date, the remaining undistributed portion, if any, of the Contract Value will be distributed at least as rapidly as under the method of distribution being used as of the date of such death. Under some Annuity Payment Options, there will be no death benefit.

Death Benefits When the Owner Dies Before the Annuity Date. If any Owner dies prior to the Annuity Date, any surviving joint Owner becomes the new sole Owner. If there is no surviving joint Owner, any successor Owner becomes the new Owner and if there is no successor Owner the Annuitant becomes the new Owner unless the deceased Owner was also the Annuitant. If the sole deceased Owner was also the Annuitant, then the provisions relating to the death of the Annuitant (described below) will govern unless the deceased Owner was one of two joint Annuitants, in which event the surviving Annuitant becomes the new Owner.

The following options are available to new Owners:

         1. to receive the Adjusted Contract Value in a single lump sum within five years of the deceased Owner's death; or

         2. elect to receive the Adjusted Contract Value paid out under an Annuity Payment Option provided that: (a) Annuity Payments begin within one year of the deceased Owner's death, and (b) Annuity Payments are made in substantially equal installments over the life of the new Owner or over a period not greater than the life expectancy of the new Owner; or

         3. if the new Owner is the spouse of the deceased Owner, he or she may by Written Notice within one year of the Owner's death, elect to continue the Contract as the new Owner. If the spouse so elects, all of his or her rights as a Beneficiary cease and if the deceased Owner was also the sole Annuitant and appointed no Contingent Annuitant, he or she will become the Annuitant. The spouse will be deemed to have made the election to continue the Contract if he or she makes no election before the expiration of the one year period or if he or she makes any purchase payments under the Contract.

With regard to new Owners who are not the spouse of the deceased Owner: (a) 1 and 2 apply even if the Annuitant or Contingent Annuitant is alive at the time of the deceased Owner's death, (b) if the new Owner is not a natural person, only option 1 is available, (c) if no election is made within one year of the deceased Owner's death, option 1 is deemed to have been elected.

Adjusted Contract Value is computed as of the date that the Company receives Due Proof of Death of the Owner. Payments under this provision are in full settlement of all of the Company's liability under the Contract.

Death Benefits When the Annuitant Dies Before the Annuity Date. If the Annuitant dies before the Annuity Date while the Owner is still living, any Contingent Annuitant will become the Annuitant. If the Annuitant dies before the Annuity Date and no Contingent Annuitant has been named, the Company will pay the death benefit described below to the Beneficiary. If there is no surviving Beneficiary, the Company will pay the death benefit to any Contingent Beneficiary. If there is no surviving Contingent Beneficiary, the Company will immediately pay the death benefit to the Owner's estate in a lump sum.

If the Annuitant who is also an Owner dies or if the Annuitant dies and the Owner is not a natural person, a Beneficiary (or a Contingent Beneficiary):

         1. will receive the death benefit in a single lump sum within 5 years of the deceased Annuitant's death; or

         2. may elect to receive the death benefit paid out under an Annuity Payment Option provided that: (a) Annuity Payments begin within 1 year of the deceased Annuitant's death, and (b) Annuity Payments are made in substantially equal installments over the life of the Beneficiary or over a period not greater than the life expectancy of the Beneficiary; or

         3. if the Beneficiary is the spouse of the deceased Annuitant, he or she may by Written Notice within one year of the Annuitant's death, elect to continue the Contract as the new Owner. If the spouse so elects, all his or her rights as a Beneficiary cease and if the deceased Annuitant was also the sole Annuitant and appointed no Contingent Annuitant, he or she will become the Annuitant. The spouse will be deemed to have made the election to continue the Contract if he or she makes no election before the expiration of the one year period or if he or she makes any purchase payments under the Contract.

The Death Benefit. If the Annuitant is Age 75 or younger, the death benefit is an amount equal to the greatest of:

         1. aggregate purchase payments made less any withdrawals (including the applicable surrender charges, purchase payment tax charge and Market Value Adjustments) as of the date that the Company receives Due Proof of Death of the Annuitant; or

         2. the Contract Value as of the date that the Company receives Due Proof of Death of the Annuitant; or

         3.       the minimum death benefit described below;

less any applicable purchase payment tax charge on the date that the death benefit is paid.

The minimum death benefit is the death benefit floor amount as of the date of the Annuitant's death (a) adjusted, for each withdrawal made since the most recent reset of the death benefit floor amount, multiplying that amount by the product of all ratios of the Contract Value immediately after a withdrawal to the Contract Value immediately before such withdrawal (b) plus any purchase payments made since the most recent reset of the death benefit floor amount.

The death benefit floor amount is the largest Contract Value attained on any prior death benefit floor computation anniversary. Death benefit floor computation anniversaries are the 5th Contract Anniversary and each subsequent 5th Contract Anniversary (i.e., the 10th Contract Anniversary, the 15th Contract Anniversary, etc.) prior to the Annuitant's Age 76. Therefore, the death benefit floor amount is reset when, on a death benefit floor computation anniversary, Contract Value exceeds the current death benefit floor amount.

If the Annuitant is Age 76 or older, the death benefit is an amount equal to the greater of 1 or 2 above.

Examples of the computation of the death benefit are shown in Appendix B.

PAYMENTS BY THE COMPANY

The Company generally makes payments of withdrawals, surrenders, death benefits, or any Annuity Payments within seven days of receipt of all applicable Written Notices and/or Due Proofs of Death. However, the Company may postpone such payments for any of the following reasons:

         1. when the New York Stock Exchange ("NYSE") is closed for trading other than customary holiday or weekend closing, or trading on the NYSE is restricted, as determined by the SEC; or

         2. when the SEC by order permits a postponement for the protection of Owners; or

         3. when the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of their value not reasonably practicable.

If a recent check or draft has been submitted, the Company has the right to defer payment of surrenders, withdrawals, death benefits, or Annuity Payments until the check or draft has been honored.

The Company may defer payment of any withdrawal, surrender, or transfer of Guaranteed Interest Option Value up to six months after it receives an Owner's Written Notice. The Company pays interest on the amount of any payment that is deferred.

TELEPHONE TRANSACTION PRIVILEGES

If an Owner has elected this privilege in a form provided by the Company, an Owner may make transfers or change allocation instructions by telephoning the Service Center. A telephone authorization form received by the Company at the Service Center is valid until it is rescinded or revoked by Written Notice or until a subsequently dated form signed by the Owner is received at the Service Center. The Company will send Owners a written confirmation of all transfers and allocation changes made pursuant to telephone instructions.

The Service Center requires a form of personal identification prior to acting on instructions received by telephone and also may tape record instructions received by phone. If the Company follows these procedures, it is not liable for any losses due to unauthorized or fraudulent transactions. The Company reserves the right to suspend telephone transaction privileges at any time for any reason.

                            CONTRACT CHARGES AND FEES

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

General. No sales charge is deducted from purchase payments at the time that such payments are made. However, within certain time limits described below, a surrender charge is deducted upon any withdrawal or surrender. A surrender charge is assessed on Cash Value applied to an Annuity Payment Option during the first five Contract Years. No surrender charge is assessed on Contract Value applied to an Annuity Payment Option after the fifth Contract Year. If on the Annuity Date, however, the Payee elects (or the Owner previously elected) to receive a lump sum, this sum will equal the Surrender Value on such date.

In the event that surrender charges are not sufficient to cover sales expenses, such expenses will be borne by the Company. Conversely, if the revenue from such charges exceeds such expenses, the excess of revenues from such charges over expenses will be retained by the Company. The Company does not currently believe that the surrender charges deducted will cover the expected costs of distributing the Contracts. Any shortfall will be made up from the Company's general assets, which may include amounts derived from the mortality and expense risk charge.

Charge for Surrender or Withdrawals. The surrender charge is equal to the percentage of each purchase payment surrendered or withdrawn (or applied to an Annuity Payment Option during the first five Contract Years) as shown in the table below. The surrender charge is separately calculated and applied to each purchase payment at the time that the purchase payment is surrendered or withdrawn. No surrender charge applies to the Contract Value in excess of aggregate purchase payments (less prior withdrawals of the payments). The surrender charge is calculated using the assumption that purchase payments are surrendered or withdrawn before Contract Value in excess of aggregate purchase payments (less prior withdrawals of purchase payments) and that purchase payments are withdrawn on a first-in-first-out basis.

    Number of Full Years Elapsed Between       Surrender Charge as a Percentage
  Date of Receipt of Purchase Payment and        of Purchase Payment Withdrawn
    Date of Surrender of Withdrawal                      or Surrendered
                0                                              7%
                1                                              7%
                2                                              6%
                3                                              5%
                4                                              4%
                5+                                             0%

Withdrawals. With regard to all withdrawals, the Company withdraws the amount requested from the Contract Value as of the day that it receives the Written Notice regarding the withdrawal and sends the Owner that amount. The Company then deducts any surrender charge and any applicable purchase payment tax charge from the remaining Contract Value. If the withdrawal is requested from a Guarantee Amount, the Company deducts any applicable Market Value Adjustment from, or adds any applicable Market Value Adjustment to, remaining Contract Value. For the purpose of computing the surrender charge, the deduction of the Market Value Adjustment, purchase payment tax charge and surrender charge is considered to be made from Contract Value in excess of aggregate purchase payments (less prior withdrawals of purchase payments).

Amounts Not Subject to a Surrender Charge. Each Contract Year after the first Contract Year, an Owner may withdraw an amount equal to 15% of the aggregate purchase payments less prior withdrawals of purchase payments as of the first Valuation Day of that Contract Year without incurring a surrender charge. The Company reserves the right to limit the number of such "free" withdrawals in any Contract Year.

Waiver of Surrender Charge. The Company will waive the surrender charge in the event that the Owner: (1) enters an "eligible nursing home," as defined in the Contract, for a period of at least 90 days, (2) is diagnosed as having a "terminal medical condition," as defined in the Contract, or (3) is less than age 65 and sustains a "permanent and total disability," as defined in the Contract. The Company reserves the right to require written proof of terminal medical condition or permanent and total disability satisfactory to it and to require an examination by a licensed physician of its choice. The surrender charge waiver is not available in all states due to applicable insurance laws in effect in various states.

ANNUAL ADMINISTRATION FEE

An annual administration fee is deducted as of each Contract Anniversary for the prior Contract Year. The Company also deducts this fee for the current Contract Year when determining the Surrender Value prior to the end of a Contract Year and on the Annuity Date. If Contract Value is $50,000 or less at the time of the fee deduction, then the annual administration fee is $30. The fee is zero for Contracts where the Contract Value exceeds $50,000 at the time the fee would be deducted. This fee is to cover a portion of the Company's administrative expenses related to the Contracts. The Company does not expect to make a profit from this fee.

The annual administration fee is assessed against Subaccount Values and Guarantee Amounts based on the proportion that each bears to the Contract Value. Where the fee is deducted from Subaccount Values, the Company will cancel an appropriate number of Accumulation Units. Where the fee is obtained from a Guarantee Amount, the Company will reduce the Guarantee Amount by the amount of the fee.

TRANSFER PROCESSING FEE

Prior to the Annuity Date, the Company permits 12 free transfers per Contract Year among and between the Subaccounts and the Guarantee Periods. For each additional transfer, the Company charges $25 at the time each such transfer is processed. The fee is deducted from the amount being transferred. The Company does not expect to make a profit from this fee.

TAXES ON PURCHASE PAYMENTS

Certain states and municipalities impose a tax on the Company in connection with the receipt of annuity considerations. This tax can range from 0% to 3.5% of such considerations and generally varies based on the Annuitant's state of residence. Taxes on annuity considerations are generally incurred by the Company as of the Annuity Date based on the Contract Value on that date, and the Company deducts the charge for taxes on annuity considerations from the Contract Value as of the Annuity Date. Some jurisdictions impose a tax on annuity considerations at the time such considerations are made. In those jurisdictions, the Company's current practice is to pay the tax on annuity considerations and then deduct the charge for these taxes from the Contract Value upon surrender, payment of the death benefit, or upon the Annuity Date. The Company reserves the right to deduct any state and local taxes on annuity considerations from the Contract Value at the time such tax is due.

MORTALITY AND EXPENSE RISK CHARGE

The Company deducts a daily charge from the assets of the Variable Account to compensate it for mortality and expense risks that it assumes under the Contract. The daily charge is at the rate of 0.003446% (approximately equivalent to an effective annual rate of 1.25%) of the net assets of the Variable Account. Approximately .70% of this annual charge is for the assumption of mortality risk and .55% is for the assumption of expense risk. If the mortality and expense risk charge is insufficient to cover the actual cost of the mortality and expense risks undertaken by the Company, the Company will bear the shortfall. Conversely, if the charge proves more than sufficient, the excess will be profit to the Company and will be available for any proper purpose including, among other things, payment of expenses incurred in selling the Contracts.

The mortality risk that the Company assumes is the risk that Annuitants, as a group, will live for a longer period of time than the Company estimated when it established the guaranteed Annuity Payment rates in the Contract. Because of these guarantees, each Payee is assured that his or her longevity will not have an adverse effect on the Annuity Payments that he or she receives under Annuity Payment Options based on life contingencies. The Company also assumes a mortality risk because the Contracts guarantee a death benefit if the Annuitant dies before the Annuity Date. The expense risk that the Company assumes is the risk that administration charge, annual administration fee and the transfer processing fee may be insufficient to cover the actual expenses of administering the Contracts.

ADMINISTRATION CHARGE

The Company deducts a daily administration charge from the assets of the Variable Account to compensate it for a portion of the expenses it incurs in administering the Contracts. The daily charge is at a rate of 0.000411% (approximately equivalent to an effective annual rate of 0.15%) of the net assets of the Variable Account. The Company does not expect to make a profit from this charge.


FUND EXPENSES

The investment performance of each Fund reflects the management fee that it pays to its investment manager or adviser as well as other operating expenses that it incurs. Investment management fees are generally daily fees computed as a percent of a Fund's average daily net assets at an annual rate. Please read the prospectus for each Fund for complete details.

POSSIBLE CHARGE FOR THE COMPANY'S TAXES

At the present time, the Company makes no charge to the Variable Account for any federal, state, or local taxes that the Company incurs which may be attributable to the Variable Account or the Contracts. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

                       SELECTING AN ANNUITY PAYMENT OPTION

ANNUITY DATE

The  Owner  selects  the  Annuity  Date in the  application.  For  Non-Qualified
Contracts, the Annuity Date must be no later than the later of the Contract Anniversary following the Annuitant's Age 85 or 10 years after the Contract Effective Date. For Qualified Contracts, the Annuity Date must be no later than April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. An Owner may change the Annuity Date by Written Notice, subject to the following limitations:

         1. Written Notice is received at least 30 days before the current Annuity Date; and

         2. the requested new Annuity Date must be at least 30 days after the Company receives Written Notice.

ANNUITY PAYMENT DATES

The Company computes the first Annuity Payment as of the Annuity Date and makes the first Annuity Payment as of the initial Annuity Payment Date selected by the Owner. The initial Annuity Payment Date is the Annuity Date unless the Annuity Date is the 29th, 30th, or 31st day of a calendar month, in which event, the Owner must select a different date. All subsequent Annuity Payments are computed and payable as of Annuity Payment Dates. These dates will be the same day of the month as the initial Annuity Payment Date. Monthly Annuity Payments will be computed and payable as of the same day each month as the initial Annuity Payment Date. Quarterly Annuity Payments will be computed and payable as of the same day in the third, sixth, ninth, and twelfth month following the initial Annuity Payment Date and on the same days of such months in each successive Contract Year. Semi-annual Annuity Payment Dates will be computed and payable as of the same day in the sixth and twelfth month following the initial Annuity Payment Date and on the same days of such months in each successive Contract Year. Annual Annuity Payments will be computed and payable as of the same day in each Contract Year as the initial Annuity Payment Date. The frequency of Annuity Payments selected is shown in the Contract. In the event that the Owner does not select a payment frequency, payments will be made monthly.

ELECTION AND CHANGES OF ANNUITY PAYMENT OPTIONS

On the Annuity Date, the Surrender Value or Adjusted Contract Value is applied under an Annuity Payment Option, unless the Owner elects to receive the Surrender Value in a lump sum. If the Annuity Date falls during the first five Contract Years, Surrender Value is applied under an Annuity Payment Option. If the Annuity Date falls after the fifth Contract Anniversary, Adjusted Contract Value is applied under an Annuity Payment Option. The Annuity Payment Option specifies the type of annuity to be paid and determines how long the annuity will be paid, the frequency, and the amount of each payment. The Owner may elect or change the Annuity Payment Option by Written Notice at any time prior to the Annuity Date. The Owner may elect to apply any portion of the Surrender Value or Adjusted Contract Value to provide either Variable Annuity Payments or Fixed Annuity Payments or a combination of both. If Variable Annuity Payments are selected, the Owner must also select the Subaccounts to which Surrender Value or Adjusted Contract Value will be applied. If no selection has been made by the Annuity Date, Surrender Value or Adjusted Contract Value from any Guaranteed Interest Option Value will be applied to purchase Fixed Annuity Payments and Surrender Value or Adjusted Contract Value from each Subaccount Value will be applied to purchase Variable Annuity Payments from that Subaccount. If no Annuity Payment Option has been selected by the Annuity Date, Surrender Value or Adjusted Contract Value will be applied under Annuity Payment Option 5 (Life Annuity with Period Certain) with a designated period of 10 years. Any death benefit applied to purchase Annuity Payments is allocated among the Subaccounts and/or the Guaranteed Interest Option as instructed by the Beneficiary unless the Owner previously made the foregoing elections.

ANNUITY PAYMENTS

Fixed Annuity Payments. Fixed Annuity Payments are periodic payments from the Company to the designated Payee, the amount of which is fixed and guaranteed by the Company. The dollar amount of each Fixed Annuity Payment depends on the form and duration of the Annuity Payment Option chosen, the Age of the Annuitant, the sex of the Annuitant (if applicable), the amount of Adjusted Contract Value applied to purchase the Fixed Annuity Payments and, for Annuity Payment Options 3-6, the applicable annuity purchase rates. The annuity purchase rates in the Contract are based on a Guaranteed Interest Rate of not less than 3.0%. The Company may, in its sole discretion, make Fixed Annuity Payments in an amount based on a higher interest rate. If Fixed Annuity Payments are computed based on an interest rate in excess of the minimum Guaranteed Interest Rate, then, for the period of the higher rate, the dollar amount of such Fixed Annuity Payments will be greater than the dollar amount based on 3.0%. The Company guarantees that any higher rate will be in effect for at least 12 months.

Except for Annuity Payment Options 1 and 2, the dollar amount of the first Fixed Annuity Payment is determined by dividing the dollar amount of Adjusted Contract Value being applied to purchase Fixed Annuity Payments by $1,000 and multiplying the result by the annuity purchase rate in the Contract for the selected Annuity Payment Option. Subsequent Fixed Annuity Payments are of the same dollar amount unless the Company makes payments based on an interest rate different from that used to compute the first payment.

Variable Annuity Payments. Variable Annuity Payments are periodic payments from the Company to the designated Payee, the amount of which varies from one Annuity Payment Date to the next as a function of the net investment experience of the Subaccounts selected by the Owner or Payee to support such payments. The dollar amount of the first Variable Annuity Payment is determined in the same manner as that of a Fixed Annuity Payment. Therefore, provided that the interest rate on which Fixed Annuity Payments are based equals the Benchmark Rate of Return on which Variable Annuity Payments are based, for any particular amount of Adjusted Contract Value applied to a particular Annuity Payment Option, the dollar amount of the first Variable Annuity Payment would be the same as the dollar amount of each Fixed Annuity Payment. Variable Annuity Payments after the first Payment are similar to Fixed Annuity Payments except that the amount of each Payment varies to reflect the net investment experience of the Subaccounts selected by the Owner or Payee.

The dollar amount of the initial Variable Annuity Payment attributable to each Subaccount is determined by dividing the dollar amount of the Adjusted Contract Value to be allocated to that Subaccount on the Annuity Date by $1,000 and multiplying the result by the annuity purchase rate in the Contract for the selected Annuity Payment Option. The dollar value of the total initial Variable Annuity Payment is the sum of the initial Variable Annuity Payments attributable to each Subaccount.

The number of Annuity Units attributable to a Subaccount is derived by dividing the initial Variable Annuity Payment attributable to that Subaccount by the Annuity Unit Value for that Subaccount for the Valuation Period ending on the Annuity Date or during which the Annuity Date falls if the Valuation Period does not end on such date. The number of Annuity Units attributable to each Subaccount under a Contract remains fixed unless there is an exchange of Annuity Units.

The dollar amount of each subsequent Variable Annuity Payment attributable to each Subaccount is determined by multiplying the number of Annuity Units of that Subaccount credited under the Contract by the Annuity Unit Value (described below) for that Subaccount for the Valuation Period ending on the Annuity Payment Date, or during which the Annuity Payment Date falls if the Valuation Period does not end on such date. The dollar value of each subsequent Variable Annuity Payment is the sum of the subsequent Variable Annuity Payments attributable to each Subaccount.

The Annuity Unit Value of each  Subaccount for any Valuation  Period is equal to
(a) multiplied by (b) divided by (c) where:

         (a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated;

         (b)      is the Annuity Unit Value for the preceding Valuation Period;
                  and

         (c) is a daily Benchmark Rate of Return factor (for the 3% benchmark rate of return) adjusted for the number of days in the Valuation Period.

The Benchmark Rate of Return factor is equal to one plus 3%, or 1.03. The annual factor can be translated into a daily factor of 1.00008098.

If the net investment return of the Subaccount for an Annuity Payment period is equal to the pro-rated portion of the 3% Benchmark Rate of Return, the Variable Annuity Payment attributable to that Subaccount for that period will equal the Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a Payment period, the Payment for that period will be greater than the Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Payment for that period will be less than the Payment for the prior period.

Exchange of Annuity Units. By Written Notice at any time after the Annuity Date, the Payee may exchange the dollar value of a designated number of Annuity Units of a particular Subaccount for an equivalent dollar amount of Annuity Units of another Subaccount. On the date of the exchange, the dollar amount of a Variable Annuity Payment generated from the Annuity Units of either Subaccount would be the same. Exchanges of Annuity Units are treated as transfers for the purpose of computing any transfer processing fee.

ANNUITY PAYMENT OPTIONS

OPTION 1. INTEREST PAYMENTS. The Company holds the Adjusted Contract Value as principal and pays interest to the Payee. The interest rate is 3% per year compounded annually. The Company pays interest every 1 year, 6 months, 3 months or 1 month, as specified at the time this option is selected. At the death of the Payee, the value of the remaining payments are paid in a lump sum to the Payee's estate. Only Fixed Annuity Payments are available under Annuity Payment Option 1.

     OPTION 2. PAYMENTS OF A SPECIFIED AMOUNT. The Company pays the Adjusted Contract Value in equal payments every 1 year, 6 months, 3 months or 1 month. The amount and frequency of the payments is specified at the time this option is selected. After each payment, interest is added to the remaining amount applied under this option that has not yet been paid. The interest rate is 3% per year compounded annually. Payments are made to the Payee until the amount applied under this option, including interest, is exhausted. The total of the payments made each year must be at least 5% of the amount applied under this option. If the Payeedies before the amount applied is exhausted, the Company pays the value of the remaining payments in a lump sum to the Payee's estate. Only Fixed Annuity Payments are available under Annuity Payment Option 2.

ADDITIONAL INTEREST EARNINGS. The Company may pay interest at rates in excess of the rates guaranteed in Annuity Payment Options 1 and 2.

OPTION 3. PAYMENTS FOR A SPECIFIED PERIOD. The Company pays the lump sum in equal payments for the number of years specified when the option is selected. Payments are made every 1 year, 6 months, 3 months or 1 month, as specified when the option is selected. If the Payee dies before the expiration of the specified number of years, the Company pays the commuted value of the remaining payments in a lump sum to the Payee's estate.

OPTION 4. LIFE ANNUITY. The Company makes monthly payments to the Payee for as long as the Annuitant lives. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF THE ANNUITANT DIES AFTER THE FIRST PAYMENT, TWO PAYMENTS IF THE ANNUITANT DIES AFTER THE SECOND PAYMENT, ETC.

OPTION 5. LIFE ANNUITY WITH PERIOD CERTAIN. The Company makes monthly payments to the Payee for as long as the Annuitant lives. At the time this option is selected, a period certain of 5, 10, 15, or 20 years must also be selected. If the Annuitant dies before the specified period certain ends, the payments to the Payee will continue until the end of the specified period. The amount of the monthly payments therefore depends on the period certain selected.

OPTION 6. JOINT LIFE AND SURVIVORSHIP ANNUITY. The Company makes monthly payments to the Payee while both Annuitants are living. After the death of either Annuitant, payments continue to the Payee for as long as the other Annuitant lives. UNDER THIS OPTION, THE PAYEE COULD RECEIVE ONLY ONE PAYMENT IF BOTH ANNUITANTS DIE AFTER THE FIRST PAYMENT, TWO PAYMENTS IF BOTH ANNUITANTS DIE AFTER THE SECOND PAYMENT, ETC.


                         ADDITIONAL CONTRACT INFORMATION
OWNERSHIP

The Contract belongs to the Owner. An Owner may exercise all of the rights and options described in the Contract.

Subject to more specific provisions elsewhere herein, an Owner's rights include the right to: (1) select or change a successor Owner, (2) select or change any Beneficiary or Contingent Beneficiary, (3) select or change the Payee prior to the Annuity Date, (4) select or change the Annuity Payment Option, (5) allocate Net Purchase Payments among and between the Subaccounts and Guarantee Periods,
(6) transfer Contract Value among and between the Subaccounts and Guarantee Periods, and (7) select or change the Subaccounts on which Variable Annuity Payments are based.

The rights of Owners of Qualified Contracts may be restricted by the terms of a related employee benefit plan. For example, such plans may require an Owner of a Qualified Contract to obtain the consent of his or her spouse before exercising certain ownership rights or may restrict withdrawals. See "FEDERAL TAX CONSIDERATIONS" for more details.

Selection of an Annuitant or Payee who is not the Owner may have tax consequences. See "FEDERAL TAX CONSIDERATIONS" for more details.

CHANGING THE OWNER OR BENEFICIARY

Prior to the Annuity Date and after the Cancellation Period, an Owner may transfer ownership of the Contract subject to the Company's published rules at the time of the change. A new Owner must be less than Age 76.

At any time before a death benefit is paid, the Owner may name a new Beneficiary by Written Notice unless an irrevocable Beneficiary has previously been named. When an irrevocable Beneficiary has been designated, the Owner must provide the irrevocable Beneficiary's written consent to the Company before a new Beneficiary is designated.

These changes take effect as of the day the Written Notice is received at the Service Center and the Company is not liable for any payments made under the Contract prior to the effectiveness of any change. For possible tax consequences of these changes, see "FEDERAL TAX CONSIDERATIONS."

MISSTATEMENT OF AGE OR SEX

If an Age or sex of the Annuitant given in the application is misstated, the Company will adjust the benefits it pays under the Contract to the amount that would have been payable at the correct Age or sex. If the Company made any underpayments because of any such misstatement, it shall pay the amount of such underpayment plus interest at an annual effective rate of 3%, immediately to the Payee or Beneficiary in one sum. If the Company makes any overpayments because of a misstatement of Age or sex, it shall deduct from current or future payments due under the Contract, the amount of such overpayment plus interest at an annual effective rate of 3%.

CHANGE OF CONTRACT TERMS

Upon notice to the Owner, the Company may modify the Contract to:

         1. conform the Contract or the operations of the Company or of the Variable Account to the requirements of any law (or regulation issued by a government agency) to which the Contract, the Company or the Variable Account is subject;

         2. assure continued qualification of the Contract as an annuity contract or a Qualified Contract under the Code;

         3. reflect a change (as permitted in the Contract) in the operation of the Variable Account; or

         4.       provide additional Subaccounts and/or Guarantee Periods.

In the event of any such modification, the Company will make appropriate endorsements to the Contract.

Only one of the Company's officers may modify the Contract or waive any of the Company's rights or requirements under the Contract. Any modification or waiver must be in writing. No agent may bind the Company by making any promise not contained in the Contract.

REPORTS TO OWNERS

Prior to the Annuity Date, the Company will send each Owner a report at least annually, or more often as required by law, indicating: the number of Accumulation or Annuity Units credited to the Contract and the dollar value of such units; the Contract Value, Adjusted Contract Value and Surrender Value; any purchase payments, withdrawals, or surrenders made, death benefits paid and charges deducted since the last report; the current interest rate applicable to each Guarantee Amount; and any other information required by law.

The reports, which will be mailed to Owners at their last known address, will include any information that may be required by the SEC or the insurance supervisory official of the jurisdiction in which the Contract is delivered.

The Company will also send any other reports, notices or documents required by law to be furnished to Owners.

MISCELLANEOUS

Non-Participating. The Contract does not participate in the surplus or profits of the Company and the Company does not pay dividends on the Contract.

Protection of Proceeds. To the extent permitted by law, no benefits payable under the Contract to a Beneficiary or Payee are subject to the claims of an Owner's or a Beneficiary's creditors.

Discharge of Liability. Any payments made by the Company under any Annuity Payment Option or in connection with the payment of any withdrawal, surrender or death benefit, shall discharge the Company's liability to the extent of each such payment.

Proof of Age and Survival. The Company reserves the right to require proof of the Annuitant's Age prior to the Annuity Date. In addition, for life contingent Annuity Options, the Company reserves the right to require proof of the Annuitant's survival before any Annuity Payment Date.

Contract Application. The Company issues the Contract in consideration of the Owner's application and payment of the initial purchase payment. The entire Contract is made up of the Contract, any attached endorsements or riders, and the application. In the absence of fraud, the Company considers statements made in the application to be representations and not warranties. The Company will not use any statement in defense of a claim or to void the Contract unless it is contained in the application. The Company will not contest the Contract.


                            YIELDS AND TOTAL RETURNS

From time to time, the Company may advertise or include in sales literature certain performance related information for the Subaccounts, including yields and average annual total returns. Certain Funds have been in existence prior to the commencement of the offering of the Contracts. The Company may advertise or include in sales literature the performance of the Subaccounts that invest in these Funds for these prior periods. The performance information of any period prior to the commencement of the offering of the Contracts is calculated as if the Contract had been offered during those periods, using current charges and expenses.

Performance information discussed herein is based on historic results and does not indicate or project future performance. For a description of the methods used to determine yield and total return for the Subaccounts, see the Statement of Additional Information.

Effective yields and total returns for the Subaccounts are based on the investment performance of the corresponding Funds. The performance of a Fund in part reflects its expenses. See the prospectuses for the Funds for Fund expense information.

The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Subaccount other than the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified

30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

The total return of a Subaccount refers to return quotations assuming an investment under a Contract has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. Average annual total return refers to total return quotations that are annualized based on an average return over various periods of time.

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average annual percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Subaccount (including any surrender charge that would apply if an Owner terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes). When a Subaccount, other than the Money Market Subaccount, has been in operation for one, five and ten years respectively, the standard version average annual total return for these periods will be provided.

In addition to the standard version described above, total return performance information computed on two different non-standard bases may be used in advertisements or sales literature. Average annual total return information may be presented, computed on the same basis as described above, except deductions will not include the surrender charge. In addition, the Company may from time to time disclose cumulative total return for Contracts funded by Subaccounts.

From time to time, yields, standard average annual total returns, and non-standard total returns for the Funds may be disclosed, including such disclosures for periods prior to the date the Variable Account commenced operations.

Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

In advertising and sales literature, the performance of each Subaccount may be compared with the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to the Subaccount. Lipper Analytical Services, Inc. ("Lipper"), Variable Annuity Research Data Service ("VARDS") and Morningstar, Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, VARDS and Morningstar each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or

                                      - 34
managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

The  Company  may  also  report  other  information   including  the  effect  of
tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs or charts.


                           FEDERAL TAX CONSIDERATIONS

                     THE FOLLOWING DISCUSSION IS GENERAL AND
                          IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract issued by the Company. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon the Company's understanding of the present federal income tax laws, as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased on a non-qualified basis or purchased and used in connection with plans qualifying for favorable tax treatment. The Qualified
Contract is designed for use by individuals whose purchase payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under sections 401(a), 408, or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or Annuity Payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on the Company's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACT

Diversification Requirements. Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury Department regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Variable Account, through each underlying Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested. Although the Company does not have direct control over the Funds in which the Variable Account invests, the Comapny believes that each Fund will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Owner of a Contract has the choice of several Subaccounts in which to allocate Net Purchase Payments and Contract Values, and may be able to transfer among Subaccounts more frequently than in such rulings. These differences could result in an Owner being treated as the owner of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Owner from being considered the owner of the Variable Account's assets.

Required  Distributions.  In order to be  treated  as an  annuity  contract  for federal income tax purposes, section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Owner dies on or after the Annuity Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the Annuity Date, the entire interest in the Contract will be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of the Owner's interest that is payable to or for the benefit of a "designated beneficiary," and that is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that Owner's death. The Owner's "designated beneficiary" is the person designated by such Owner as a beneficiary and to whom ownership of the contract passes by reason of death and must be a natural person. However, if the Owner's "designated beneficiary" is the surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Owner.

Non-Qualified Contracts contain provisions that are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

TAXATION OF ANNUITIES

In General. Section 72 of the Code governs taxation of annuities in general. The Company believes that an Owner who is a natural person is not taxed on increases in Contract Value until distribution occurs by withdrawing all or part of the Contract Value (e.g., withdrawals and surrenders) or as Annuity Payments under the Annuity Payment Option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective Owner that is not a natural person may wish to discuss these with a competent tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals.  In the  case of a  withdrawal  from a  Qualified  Contract,  under section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of the individual under a Contract that was not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

In the case of a withdrawal from a Non-Qualified Contract, under section 72(e), any amounts received are generally first treated as taxable income to the extent that the Contract Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

In the case of a surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. If the surrendered contract was issued prior to August 14, 1982, the tax rules formerly provided that the surrender was taxable only to the extent the amount received exceeds the owner's investment in the contract will continue to apply to amounts allocable to investments in that contract prior to August 14, 1982. In contrast, contracts issued after January 19, 1985 in a Code section 1035 exchange are treated as new contracts for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to section 1035 transactions. Prospective Owners wishing to take advantage of section 1035 should consult their tax adviser.

Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, under Code section 72(b), generally (prior to recovery of the investment in the contract) gross income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. For variable annuity payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed annuity payments, in general, there is no tax on the portion of each payment that represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable until the recovery of the investment in the contract, and thereafter the full amount or each annuity payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the annuitant's final tax return.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of an Owner. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract or (ii) if distributed under an Annuity Payment Option, they are taxed in the same way as Annuity Payments.

Penalty Tax on Certain Withdrawals. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

         1.       made on or after the taxpayer reaches age 59 1/2;

         2. made on or after the death of the holder (or if the holder is not an individual, the death of the primary annuitant);

         3.       attributable to the taxpayer's becoming disabled;

         4. a part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

         5. made under certain annuities issued in connection with structured settlement agreements; and

         6. made under an annuity contract that is purchased with a single purchase payment when the annuity date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity payment period.

Other  tax  penalties  may  apply to  certain  distributions  under a  Qualified
Contract.

Possible Changes in Taxation. In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this prospectus Congress is not considering any legislation regarding taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Annuity Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, assignment, or exchange of a Contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

WITHHOLDING

Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. Effective January 1, 1993, distributions from certain qualified plans are generally subject to mandatory withholding. Certain states also require withholding of state income tax whenever federal income tax is withheld.

MULTIPLE CONTRACTS

All non-qualified deferred annuity contracts that are issued by the Company (or its affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under section 72(e) of the Code. The effects of this rule are not yet clear; however, it could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) of the Code through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury Department may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. Accordingly, a Contract Owner should consult a competent tax adviser before purchasing more than one annuity contract.

TAXATION OF QUALIFIED PLANS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but the Company shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents to be bound. Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. The Company will amend the Contract as necessary to conform it to the requirements of such plan.

Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract to provide benefits under the plans. Employers intending to use the Contract with such plans should seek competent advice.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Contract for use with IRAs may be subject to special requirements of the IRS. Employers may establish Simplified Employee Pension
(SEP) Plans to provide IRA contributions on behalf of their employees.

Deferred Compensation Plans. Section 457 of the Code provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities, certain affiliates of such entities, and tax exempt organizations. The plans may permit participants to specify the form of investment for their deferred compensation account. All investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in the prospectus. Further, the federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

                                OTHER INFORMATION

DISTRIBUTION OF THE CONTRACTS

CNA/ISI, which is located at CNA Plaza, Chicago, Illinois 60685, is principal underwriter and distributor of the Contracts. CNA/ISI is an affiliate of the Company, is registered with the SEC as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company pays CNA/ISI for acting as principal underwriter under a distribution agreement. The Contract are offered on a continuous basis and the Company does not anticipate discontinuing the offer.

Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell the Company's insurance contracts and who are also registered representatives of a broker-dealer having a selling agreement with CNA/ISI. Such broker-dealers will generally receive commissions based on a percent of purchase payments made (up to a maximum of 7%). The writing agent will receive a percentage of these commissions from the respective broker-dealer, depending on the practice of that broker-dealer. Owners do not pay these commissions.

ADMINISTRATIVE SERVICES

Financial Administration Services, Inc. administers the Contract on behalf of the Company at the Service Center. In this capacity, Financial Administration Services, Inc. is responsible for the following: processing purchase payments, Annuity Payments, death benefits, surrenders, withdrawals, and transfers; preparing confirmation notices and periodic reports; calculating mortality and expense risk charges; calculating Accumulation and Annuity Unit Values; distributing voting materials and tax reports; and generally assisting Owners.

VOTING PRIVILEGES

In accordance with current interpretations of applicable law, the Company votes Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or the Company otherwise determines that it is allowed to vote the shares in its own right, it may elect to do so.

The number of votes that an Owner or Annuitant has the right to instruct are calculated separately for each Subaccount, and may include fractional votes. Prior to the Annuity Date, the Owner holds a voting interest in each Subaccount to which Variable Contract Value is allocated. After the Annuity Date, the Payee has a voting interest in each Subaccount from which Variable Annuity Payments are made.

For each Owner, the number of votes attributable to a Subaccount will be determined by dividing the Owner's Subaccount Value by the Net Asset Value Per Share of the Fund in which that Subaccount invests. For each Payee, the number of votes attributable to a Subaccount is determined by dividing the liability for future Variable Annuity Payments to be paid from that Subaccount by the Net Asset Value Per Share of the Fund in which that Subaccount invests. This liability for future payments is calculated on the basis of the mortality assumptions, the selected Benchmark Rate of Return and the Annuity Unit Value of that Subaccount on the date that the number of votes is determined. As Variable Annuity Payments are made to the Payee, the liability for future payments decreases as does the number of votes.

The number of votes available to an Owner or Payee are determined as of the date coinciding with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund's shareholders. Voting instructions are solicited by written communication prior to such meeting in accordance with procedures established for the Fund. Each Owner or Payee having a voting interest in a Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the Funds in which that Subaccount invests.

Fund shares as to which no timely instructions are received and shares held by the Company in a Subaccount as to which no Owner or Payee has a beneficial interest are voted in proportion to the voting instructions that are received with respect to all Contracts participating in that Subaccount. Voting instructions to abstain on any item to be voted upon are applied to reduce the total number of votes eligible to be cast on a matter. Under the 1940 Act, certain actions affecting the Variable Account may require Contract Owner approval. In that case, an Owner will be entitled to vote in proportion to his Variable Contract Value.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. The Company, as an insurance company, is ordinarily involved in litigation. The Company does not believe that any current litigation is material to its ability to meet its obligations under the Contract or to the Variable Account nor does the Company expect to incur significant losses from such actions.

COMPANY HOLIDAYS

The Company is closed on the following days in 1996: New Year's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, the day after Thanksgiving Day, and Christmas Day.

LEGAL MATTERS

     All matters relating to Pennsylvania law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by Lynne Gugenheim, Esquire, Vice President and Associate General Counsel of the Company. Sutherland, Asbill & Brennan of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

EXPERTS

The balance sheets of the Company as of December 31, 1995 and 1994, and the related statements of income, stockholder's equity, and cash flows for the years ended December 31, 1995, 1994 and 1993, which are included in the prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report therein, and are included therein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

        ADDITIONAL INFORMATION ABOUT VALLEY FORGE LIFE INSURANCE COMPANY

HISTORY AND BUSINESS

Valley Forge Life Insurance Company was incorporated under the laws of the state of Pennsylvania on August 9, 1956 and began its operations on December 1, 1956. The Company markets a full range of insurance products, including group medical and life, universal life, traditional life, annuities, and guaranteed investment contracts.

Formation of the Company was sponsored American Casualty Company of Reading, Pennsylvania, which owned 50% of the 44,000 outstanding shares of the Company. The remaining 50% interest was held by the Valley Forge Insurance Company, a wholly owned subsidiary of American Casualty Company.

In late 1963, control of the parent companies was acquired by Continental Casualty Company of Chicago, Illinois. In 1967, all outstanding shares of Continental Casualty Company were exchanged for stock of CNA Financial Corporation, the parent company of the CNA pool of life insurance companies. On December 30, 1983, all outstanding shares of the Company were acquired by Continental Assurance Company, a life insurance company subsidiary of CNA Financial Corporation. Controlling interest of CNA Financial Corporation is held by Loews Corporation.

Effective December 31, 1985, pursuant to a __________agreement entered into on____________________ , the Company began ceding all of its business to its parent, Continental Assurance Company. This business was then pooled with the business of Continental Assurance Company, excluding Continental Assurance Company's participating contracts and separate accounts, and 10% of the combined net pool was retroceded to the Company.

The nature and results of any other reclassification, merger or consolidation, acquisitions and dispositions of material amounts of the Company's assets, as well as any material changes in the Company's mode of conducting business are as
follows: [       ].

SELECTED FINANCIAL DATA

The following selected financial data for the Company should be read in conjunction with the financial statements and notes thereto included in this prospectus.

                                          Selected Financial Data
                                      For the Periods Ended December 31,
                                   ----------------------------------------
                                    1995    1994     1993     1992     1991

Net Investment Income               $       $        $        $        $
Net Earnings                        $       $        $        $        $
Total Assets                        $       $        $        $        $

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Financial Statements and Notes to Financial Statements included herein.

RESULTS OF OPERATIONS

The following are comparisons of 1995 to 1994, 1994 to 1993, and 1993 to 1992 with respect to net earnings, net investment income and interest credited to policyholders' account balances, net realized investment gains or losses, policy charge revenue, reinsurance premium ceded, amortization of deferred policy acquisition costs, and insurance expenses and taxes.

                           [To be added by amendment]


LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity requirements include the payment of sales commissions and other underwriting expenses and the funding of its contractual obligations for the life insurance it has in-force. The Company has developed and utilizes [a cash flow projection system and regularly performs asset/liability duration matching in the management of its asset and liability portfolios.]

In order to continue to market life insurance and annuity products, the Company must meet or exceed the statutory capital and surplus requirements of the insurance departments of the states in which it conducts business. Statutory accounting practices differ from generally accepted accounting principles in two major respects: under statutory accounting practices, the acquisition costs of new business are charged to expenses; and the required additions to statutory reserves for new business in some cases may initially exceed the statutory revenues attributable to such business. These practices result in a reduction of statutory income and surplus at the time of recording new business.

The National Association of Insurance Commissioners ("NAIC") has developed and implemented effective December 31, 1993, the Risk Based Capital ("RBC") adequacy monitoring system. The RBC calculates the amount of adjusted capital that a life insurance company should have based upon that company's risk profile. The NAIC has established four different levels of regulatory action with respect to the RBC adequacy monitoring system. Each of these levels may be triggered if an insurer's total adjusted capital is less than a corresponding level of RBC. As of December 31, 1995 and 1994, based on the RBC formula, the Company's total adjusted capital level was [in excess] of the minimum amount of capital required to avoid regulatory action.

The Company believes that it will be able to fund the capital and surplus requirements of projected new business from current statutory earnings and existing statutory capital and surplus. If sales of new business significantly exceed projections, the Company may have to look to its parent and other affiliated companies to provide the capital or borrowings necessary to support its current marketing efforts. The Company's future marketing efforts could be hampered should its parent and/or affiliates be unwilling to commit additional funding.

SEGMENT INFORMATION

The Company's operations consist of [one] business segment, which is the sale of life insurance. The Company is not dependent upon any single customer, and no single customer accounted for more than 10% of the Company's revenues during 1995.

REINSURANCE

Portions of the Company's life insurance risks are reinsured with other companies. The Company has reinsurance agreements with other insurance companies for individual life insurance. The maximum retention on any one life is approximately $20 million.

INVESTMENTS

As of December 31, 1995, the Company had total invested assets of $_______ million consisting of $_________ million of short-term securities and $________ million of bonds and other long-term investments. The Company's assets must be invested in accordance with applicable state laws. These laws govern the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred or common stocks, real estate mortgages, real estate and certain other investments. All of the Company's assets, except for the separate account assets supporting
variable  products,   are  available  to  meet  its obligations under the
Contracts.

The Company makes investments in accordance with investment guidelines that take into account investment quality, liquidity and diversification, and invests assets supporting Contract guarantees primarily in U.S. Government agency and corporate issues.

COMPETITION

The Company is engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. Based upon total assets, a substantial number of these insurers are larger than the Company.

EMPLOYEES

As of December 31, 1995, the Company had approximately ______ employees at its Home Office in Reading, Pennsylvania, and approximately ______employees at its executive office in Chicago, Illinois. [IN ADDITION THERE ARE APPROXIMATELY ________ COMPANY EMPLOYEES AT VARIOUS BRANCH AND MARKETING OFFICES THROUGHOUT THE UNITED STATES.]

PROPERTIES

The Company [owns/leases] its home office located at 401 Penn St. Reading, Pennsylvania 19601. In addition, the Company [owns/leases] its executive office which is located at CNA Plaza, Chicago, Illinois 60685. The Company also [own/leases] its business offices located at ___________, Nashville, Tennessee.

STATE REGULATION

The Company is subject to the laws of the Commonwealth of Pennsylvania governing insurance companies and to the regulations of the Pennsylvania Department of Insurance (the "Insurance Department"). A detailed financial statement in the prescribed form (the "Statement") is filed with the Insurance Department each year covering the Company's operations for the preceding year and its financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine contract liabilities and reserves so that the Insurance Department may certify that these items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times. A full examination of the Company's operations is conducted periodically by the Insurance Department and under the auspices of the NAIC.

In addition, the Company is subject to regulation under the insurance laws of all jurisdictions in which it operates. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to various matters, including licensing to transact business, overseeing trade practices, licensing agents, approving contract forms, establishing reserve requirements, fixing maximum interest rates on life insurance contract loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. The Company is required to file the Statement with supervisory agencies in each of the jurisdictions in which it does business, and its operations and accounts are subject to examination by these agencies at regular intervals.

The NAIC has  adopted  several  regulatory  initiatives  designed to improve the surveillance and financial analysis regarding the solvency of insurance companies in general. These initiatives include the development and implementation of a risk-based capital formula for determining adequate levels of capital and surplus. Insurance companies are required to calculate their risk-based capital in accordance with this formula and to include the results in their Statement. It is anticipated that these standards will have no significant effect upon the Company.

Further, many states regulate affiliated groups of insurers, such as the Company and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved.

Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for contract owner losses incurred by other insurance companies that have become insolvent. Most of these laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Certain insurance products of the Company are subject to various federal securities laws and regulations. In addition, current and proposed federal measures that may significantly affect the insurance business include regulation of insurance company solvency, employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies and the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

DIRECTORS AND EXECUTIVE OFFICERS

The name, age, positions and offices, term as director, and business experience during the past five years for the Company's directors and executive officers are listed in the following table:

   Name (Age)              Position(s) with the Company and Business Experience

Dennis H. Chookaszian (  )         Director, Chairman of the Board
                       --
Philip L. Engel (  )               Director, President

                 --
Peter E. Jokiel (  )               Director, Senior Vice President,
                 --                Chief Financial Officer

Donald M. Lowry (  )               Director, Senior Vice President,
                 --                General Counsel and Secretary

Donald C. Rycroft (  )             Director, Senior Vice President, Treasurer
                   --
William H. Sharkey, Jr. (  )       Director, Senior Vice President
                         --
Floyd E. Brady (  )                Senior Vice President
                --
Bruce B. Brodie (  )               Senior Vice President
                 --
Thomas E. Donnelly (  )            Senior Vice President
                    --
James P. Flood (  )                Senior Vice President
                --

Michael C. Garner (  )             Senior Vice President
                   --
Bernard L. Hengesbaugh (  )        Senior Vice President
                        --
Jack Kettler (  )                  Senior Vice President
              --
Carolyn L. Murphy (  )             Senior Vice President
                   --
Wayne R. Smith, III (  )           Senior Vice President
                     --
Adrian M. Tocklin (  )             Senior Vice President
                   --
Jae L. Wittlich (  )               Senior Vice President
                 --
William J. Adamson, Jr.  (  )      Group Vice President
                          --
Danielle Barcilon  (  )            Group Vice President
                    --
Michael J. Berkery  (  )           Group Vice President
                     --
Carolyn A. Boyle  (  )             Group Vice President
                   --
Daniel A. Cacchione (  )           Group Vice President
                     --
James P. Carollo (  )              Group Vice President
                  --
Michael L. Connelly (  )           Group Vice President
                     --
Peter P. Conway, Jr. (  )          Group Vice President
                      --
David T. Cumming (  )              Group Vice President
                  --
Gary R. Dittman (  )               Group Vice President
                 --
Steven Freund (  )                 Group Vice President
               --
David A. Froelich (  )             Group Vice President
                   --
Roy German (  )                    Group Vice President
            --
Thomas M. Gill (  )                Group Vice President
                --
Roger Graham (  )                  Group Vice President
              --
Thomas J. Grzelinski (  )          Group Vice President
                      --
Allan C. Hamann, Jr. (  )          Group Vice President
                      --
Paul F. Hourihan (  )              Group Vice President
                  --
Thomas B. Johnson (  )             Group Vice President
                   --
Jonathan D. Kantor (  )            Group Vice President
                    --
Patricia L. Kubera (  )            Group Vice President, Controller
                    --
Ernest A. Lausier (  )             Group Vice President
                   --

Jon Levy (  )                      Group Vice President
          --
John R. Lusk (  )                  Group Vice President
              --
Glenn A. Mateja (  )               Group Vice President
                 --
Edward J. McCabe, Jr. (  )         Group Vice President
                       --
James W. Macdonald (  )            Group Vice President
                    --
Tim I. Madden (  )                 Group Vice President
               --
Gerald Maskowsky (  )              Group Vice President
                  --
Michael S. McGavick (  )           Group Vice President
                     --
Timothy P. Mitchell (  )           Group Vice President
                     --
James G. Pettorini (  )            Group Vice President
                    --
Thomas J. Prendergast (  )         Group Vice President
                       --
Richard W. Quehl (  )              Group Vice President
                  --
Robert P. Rego (  )                Group Vice President
                --
Richard E. Ruddick (  )            Group Vice President
                    --
David L. Stone (  )                Group Vice President
                --
John J. Sullivan, Jr. (  )         Group Vice President
                       --
Thomas F. Taylor (  )              Group Vice President
                  --
Robert J. Teske (  )               Group Vice President
                 --
Allen Uyeda (  )                   Group Vice President
             --
Mark C. Vonnahme (  )              Group Vice President
                  --
Douglas Walters (  )               Group Vice President
                 --
Frank R. Waters (  )               Group Vice President
                 --
John H. Wehner (  )                Group Vice President
                --

Each director is elected to serve until [______] or until his or her successor is elected and shall have qualified. Some directors have held various executive positions with insurance company affiliates of the Company.

                        [BUSINESS EXPERIENCE TO BE ADDED]





EXECUTIVE COMPENSATION

The salaries and any other compensation of the chairman of the board and the four most highly compensated executive officers whose compensation exceeded $100,000 for the fiscal year ended December 31, 1995 is provided below.

                                  [TO BE ADDED]

                           SUMMARY COMPENSATION TABLE

|===========|========|==================================|====================================|============|
|           |        |                                  |                                    |            |
|           |        |       Annual Compensation        |      Long-Term Compensation        |            |
|           |        |---------|----------|-------------|-------------------------|----------|            |
|           |        |         |          |             |                         |          |            |
|           |        |         |          |             |         Awards          |   Payouts|            |
|           |        |         |          |             |-----------|-------------|----------|            |
|           |        |         |          |             |           |             |          |            |
|  Name and |        |         |          |             |           | Securities  |          |            |
|  Principal|        |         |          |   Other     |           | Under-Lying |          |            |
|  Position |        |         |          |   Annual    | Restricted|   Options/  |          |  All Other |
|           |        |         |          |Compensation |  Stock    |    SARs     |  LTIP    |Compensation|
|           |  Year  | Salary  |  Bonus   |     ($)     |  Award(s) |     (#)     | Payouts  |    ($)     |
|           |        |  ($)    |   ($)    |             |    ($)    |             |   ($)    |            |
|           |        |         |          |             |           |             |          |            |
|-----------|--------|---------|----------|-------------|-----------|-------------|----------|------------|
|           |        |         |          |             |           |             |          |            |
|CEO....... |        |         |          |             |           |             |          |            |
|-----------|--------|---------|----------|-------------|-----------|-------------|----------|------------|
|           |        |         |          |             |           |             |          |            |
|A......... |        |         |          |             |           |             |          |            |
|-----------|--------|---------|----------|-------------|-----------|-------------|----------|------------|
|           |        |         |          |             |           |             |          |            |
|B......... |        |         |          |             |           |             |          |            |
|-----------|--------|---------|----------|-------------|-----------|-------------|----------|------------|
|           |        |         |          |             |           |             |          |            |
|C......... |        |         |          |             |           |             |          |            |
|-----------|--------|---------|----------|-------------|-----------|-------------|----------|------------|
|           |        |         |          |             |           |             |          |            |
|D......... |        |         |          |             |           |             |          |            |
|-----------|--------|---------|----------|-------------|-----------|-------------|----------|------------|
|           |        |         |          |             |           |             |          |            |
|===========|========|=========|==========|=============|===========|=============|==========|============|

           FINANCIAL STATEMENTS OF VALLEY FORGE LIFE INSURANCE COMPANY

                           [TO BE ADDED BY AMENDMENT]

                       STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information is available which contains more details concerning subjects discussed in this prospectus. The following is the Table of Contents for that Statement of Additional Information.


PERFORMANCE INFORMATION.....................................................  1

         Money Market Subaccount Yields.....................................  1
         Other Subaccount Yields............................................  2
         Average Annual Total Returns.......................................  3
         Other Total Returns................................................  4
         Effect of the Annual Administration Fee on Performance Data........  5

VARIABLE ANNUITY PAYMENTS...................................................  5

         Annuity Unit Value.................................................  5
         Illustration of Calculation of Annuity Unit Value..................  5
         Illustration of Variable Annuity Payments..........................  6

VALUATION DAYS..............................................................  6

OTHER INFORMATION...........................................................  6

FINANCIAL STATEMENTS........................................................  6




ISSUED BY:

Valley Forge Life Insurance Company
CNA Plaza
Chicago, Illinois  60684


DISTRIBUTED BY:

CNA Investor Services, Inc.
CNA Plaza
Chicago, Illinois  60684


SERVICE CENTER:

Financial Administration Services, Inc.
95 Bridge Street
Haddam, Connecticut  06438

                                   APPENDIX A

The Market Value Adjustment is computed by multiplying the amount being surrendered, withdrawn, transferred, or applied to an Annuity Payment Option, by the Market Value Adjustment Factor. The Market Value Adjustment factor is calculated as follows:

Market Value Adjustment = Amount multiplied by

                              [[(1+a)/(1+b)]^n/12 -1]

         where:

"Amount" is the amount being surrendered, withdrawn, transferred or applied to an Annuity Payment Option less any applicable annual administration fees or transfer processing fees;

"a" is the Guaranteed Interest Rate currently being credited to the "Amount"; and

"b" is the Guaranteed Interest Rate that is currently being offered for a Guarantee Period of duration equal to the time remaining to the expiration of the Guarantee Period for the Guarantee Amount from which the "Amount" is taken. Where the time remaining to the expiration of the Guarantee Period is not 1, 3, 5, 7, or 10 years, "b" is the rate found by linear interpolation of the rate for the Guarantee Period having the duration closest to the time remaining or, if the time remaining is less than 1 year, "b" is the rate for a 1 year period; and

"n" is the number of complete months remaining before the expiration of the Guarantee Period for the Guarantee Amount from which the "Amount" is taken.

As an example of calculating "b" by linear interpolation, if the time remaining to the expiration of the Guarantee Period is 4.5 years, the interpolated Guaranteed Interest Rate is equal to the sum of one-fourth of the three-year Guaranteed Interest Rate and three-fourths of the five-year Guaranteed Interest Rate. If the three-year Guaranteed Interest Rate is 4.5% and the five-year Guaranteed Interest Rate is 5%, the interpolated Guaranteed Interest Rate equals 4.875% -- that is, 4.5% multiplied by 0.25 plus 5% multiplied by 0.75.

The Market Value Adjustment is computed as in the following examples:

1. Assume that the Owner selects a 7 year Gurantee Period and that the Company is crediting a 4.5% effective annual interest rate on the amount allocated or transferred to such Guarantee Period. Assume also that 55 months into the 7-year Period (seven months into the fifth year), the Owner withdraws $7,500.

         If at the time of the withdrawal the Company is offering a 2.5% effective annual rate of interest on Guarantee Periods of 3 years and a 2.0% effective annual rate of interest on Guarantee Periods of 1 year, then:

         i = 0.04500
         j =  0.02354  = (0.025 * 17/24) + (0.02 * 7/24) = linear  interpolation between the 3 year rate and the 1 year rate

         The MVA factor =  [(1.045000)/(1.02354)]^(29/12) -1 = 0.05142

         MVA = $7,500.00 * 0.05142 = $385.65
         Amount received = $7,500 + $385.65 = $7,885.65

         If at the time of the withdrawal the Company is offering a 5.75% effective annual rate of interest on Guarantee Periods of 3 years and a 6.5% effective annual rate of interest on Guarantee Periods of 1 year, then:

         i = 0.04500
         j = 0.05969 = (0.0575 * 17/24) + (0.065 * 7/24) = linear  interpolation between the 3 year rate and the 1 year rate

         The MVA factor =  [(1.045000)/(1.05969)]^(29/12) -1 = 0.03317

         MVA = $7,500.00 * -0.03317 = -$248.78
         Amount received = $7,500 - $248.78 = $7,251.22

                                   APPENDIX B


                             DEATH BENEFIT EXAMPLES

Assume that an Owner makes purchase payments on the first day of certain Contract Years as shown in the table below. Assume also that the Owner withdraws $7,500 during the seventh month of Contract Year five and $5,000 at the begining of Contract Years thirteen and fifteen. Assume that the Annuitant is younger that age 76 for all twenty years. All "begining of year death benefits" are computed as of the first day of the Contract Year except for the figure for Contract Year 5 which is computed as of the seventh month of that year (i.e., as of the time of the $7,500 withdrawal).

Explanations:

         The Death Benefit at the beginning of Contract Years 1 through 4 is determined from the Contract Value at the end of the prior Contract Year plus the purchase payment made at the beginning of the year for which the computation is being made.

         The Death Benefit at the end of month 7 of Contract Year 5 is determined from the prior year's Contract Value plus the purchase payment made at the beginning of that year, minus the $7,500 withdrawn in the seventh month minus a $318.75 surrender charge assessed in connection with the withdrawal.

         The Death Benefit at the beginning of Contract Years 6 through 10 is determined from the Contract Value at the end of the prior Contract Year plus the purchase payment made at the beginning of the Year for which the computation is being made. Since the first day of Contract Year 6 is a minimum death benefit floor computation anniversary, a new death benefit floor amount is set at $8,506.

         The Death Benefit at the beginning of Contract Year 11 is determined solely from the prior Year's Contract Value. Since this is a minimum death benefit floor computation anniversary, a new death benefit floor amount is set at $42,610.

         The Death Benefit at the beginning of Contract Year 12 is determined from the minimum death benefit which is the most recently reset death benefit floor amount of $42,610. This is so because the Contract Value declined and no purchase payments or withdrawals occured since the prior reset of the death benefit floor amount.

         The Death Benefit at the beginning of Contract Year 13 is determined from the minimum death benefit which is the most recently reset death benefit floor amount of $42,610 adjusted for the $5,000 withdrawal. The $36,762 results from $42,610 being multiplied by $31,432/$36,432.

         The Death Benefit at the beginning of Contract Year 14 is the minimum death benefit which is the most recently reset death benefit floor amount adjusted for the $5,000 withdrawal made since that floor amount was set, or $36,762.

         The Death Benefit at the beginning of Contract Year 15 is the minimum death benefit which is the most recently reset death benefit floor amount of $42,610 adjusted for both $5,000 withdrawals made since that floor amount was set. The $28,372 results from $42,610 being multiplied by $31,432/$36,432, and this result multiplied by $16,908/$21,908.

         The Death Benefit at the beginning of Contract Year 16 is the minimum death benefit which is the most recently reset death benefit floor amount of $42,610 adjusted for both $5,000 withdrawals made since that floor amount was set. The $28,372 results from $42,610 being multiplied by $31,432/$36,432, and this result multiplied by $16,908/$21,908. Even though this is a death benefit floor computation anniversary, the death benefit floor amount is not reset since the Contract Value has not exceeded its previous high of $42,610 occurring in Contract Year 10. No purchase payments or withdrawals were made.

         The Death Benefit at the beginning of Contract Year 17 through 20 is the minimum death benefit which is the most recently reset death benefit floor amount of $42,610 adjusted for both $5,000 withdrawals made since that floor amount was set and adjusted further for the $10,000 purchase payment made on the first day of Contract Year 17.

|==============|==============|================|=================|=================|===============|==============|
|Beginning of  |   Purchase   |   Withdrawals  |  Accumulated Net|  End of Year    | End of Year   | Beginning of |
|Contract Year |   Payments   |                |  Purchase       |  Accumulation   | Contract Value| Year Death   |
|              |              |                |  Payments       |  Unit Value     |               | Benefit      |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|       1      |      $ 2,000 |      $       0 |       $ 2,000   |      10.50000   |     $ 2,100   |   $ 2,000    |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|       2      |      $ 2,000 |      $       0 |       $ 4,000   |       11.23500  |     $ 4,387   |    $ 4,100   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|       3      |      $ 2,500 |      $       0 |       $ 6,500   |       12.13380  |     $ 7,438   |    $ 6,887   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|       4      |      $ 3,000 |      $       0 |       $ 9,500   |       13.34718  |     $11,482   |    $10,438   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|       5      |      $ 4,000 |       $ 7,500  |       $ 6,000   |       14.81537  |     $ 8,506   |    $ 7,663   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|       6      |      $ 5,000 |      $       0 |       $11,000   |       16.59321  |     $15,127   |    $13,506   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|       7      |      $ 5,000 |      $       0 |       $16,000   |       18.25254  |     $22,139   |    $20,127   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|       8      |      $ 5,000 |     $        0 |       $21,000   |       19.71274  |     $29,310   |    $27,139   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|       9      |      $ 5,000 |      $       0 |       $26,000   |       20.89550  |     $36,369   |    $34,310   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|      10      |      $ 5,000 |      $       0 |       $31,000   |       21.52237  |     $42,610   |    $41,369   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|      11      |      $     0 |      $       0 |       $31,000   |       20.44625  |     $40,480   |    $42,610   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|      12      |      $     0 |      $       0 |       $31,000   |       18.40162  |     $36,432   |    $42,610   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|      13      |      $     0 |      $   5,000 |        $26,000  |        15.64138 |     $26,717   |    $36,762   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|      14      |      $     0 |      $       0 |        $26,000  |        12.82593 |     $21,908   |    $36,762   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|      15      |      $     0 |      $   5,000 |        $21,000  |        13.46723 |     $17,753   |    $28,372   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|      16      |      $     0 |      $       0 |        $21,000  |        14.14059 |     $18,641   |    $28,372   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|      17      |      $10,000 |      $       0 |        $31,000  |        14.14059 |     $28,641   |    $38,372   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|      18      |      $     0 |      $       0 |        $31,000  |        13.43356 |     $27,209   |    $38,372   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|      19      |      $     0 |      $       0 |        $31,000  |        13.43356 |     $27,209   |    $38,372   |
|--------------|--------------|----------------|-----------------|-----------------|---------------|--------------|
|      20      |      $     0 |      $       0 |        $31,000  |        13.97090 |     $28,297   |    $38,372   |
|==============|==============|================|=================|=================|===============|==============|

                       STATEMENT OF ADDITIONAL INFORMATION

               Flexible Premium Deferred Variable Annuity Contract

                                    Issued by

                       Valley Forge Life Insurance Company
                                       and
      Valley Forge Life Insurance Company Variable Annuity Separate Account



THIS  STATEMENT OF ADDITIONAL INFORMATION,  DATED  JUNE _____, 1996, IS NOT  A
PROSPECTUS.   THIS  STATEMENT  OF  ADDITIONAL  INFORMATION  SHOULD  BE  READ  IN
CONJUNCTION WITH THE PROSPECTUS DATED JUNE_____, 1996 FOR THE VALLEY FORGE LIFE INSURANCE COMPANY FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT WHICH IS REFERRED TO HEREIN.

THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE PURCHASING A CONTRACT. FOR A COPY OF THE PROSPECTUS, SEND A WRITTEN REQUEST TO THE SERVICE CENTER AT 95 BRIDGE STREET, HADDAM, CONNECTICUT 06438, OR TELEPHONE 1- - - .

TABLE OF CONTENTS

PERFORMANCE INFORMATION ....................................................   1
         Money Market Subaccount Yields ....................................   1
         Other Subaccount Yields ...........................................   2
         Average Annual Total Returns ......................................   3
         Other Total Returns ...............................................   4
         Effect of the Annual Administration Fee on Performance Data .......   5

VARIABLE ANNUITY PAYMENTS ..................................................   5
         Annuity Unit Value ................................................   5
         Illustration of Calculation of Annuity Unit Value .................   5
         Illustration of Variable Annuity Payments .........................   6

VALUATION DAYS .............................................................   6

OTHER INFORMATION ..........................................................   6

FINANCIAL STATEMENTS .......................................................   6

                             PERFORMANCE INFORMATION

From time to time, the Company may disclose yields, total returns, and other performance data pertaining to the Contracts for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.

Because of the charges and deductions imposed under a Contract, the yield for the Subaccounts will be lower than the yield for their respective Funds. The calculations of yields, total returns and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Contract. Premium taxes currently range from 0% to 3.5% of the annuity considerations (purchase payments) based on the jurisdiction in which the Contract is sold.

MONEY MARKET SUBACCOUNT YIELDS

From time to time, sales literature or advertisements may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund or on that Fund's portfolio securities.

This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of one unit of the Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: 1) net income from the Subaccount attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: 1) the annual administration fee; 2) the mortality and expense risk charge; and 3) the asset-based administration charge. For purposes of calculating current yields for a Contract, an average per unit annual administration fee is used based on the $30 annual administration fee deducted for the prior Contract Year as of the Contract Anniversary. Current Yield is calculated according to the following formula:

         Current Yield = ((NCS - ES)/UV) x (365/7)

         Where:

         NCS      =        the net  change in the  value of the  Money  Market
                           Subaccount  (exclusive of realized gains or losses on
                           the sale of securities  and  unrealized  appreciation
                           and    depreciation)   for   the   seven-day   period
                           attributable to a hypothetical account having a balance of 1 Subaccount unit.

         ES       =        per unit expenses attributable to the hypothetical
                           account for the seven-day period.

         UV       =        the unit value for the first day of the seven-day
                           period.

         Effective Yield = (1 + ((NCS-ES)/UV))^365/7 - 1

         Where:
         NCS      =        the net  change in the  value of the  Money  Market
                           Subaccount  (exclusive of realized gains or losses on
                           the sale of securities  and  unrealized  appreciation
                           and    depreciation)   for   the   seven-day   period
                           attributable to a hypothetical account having a balance of 1 Subaccount unit.

         ES       =        per unit expenses attributable to the hypothetical
                           account for the seven-day period.

         UV       =        the unit value for the first day of the seven-day
                           period.

Because of the charges and deductions imposed under the Contract, the yield for the Money Market Subaccount is lower than the yield for the Money Market Fund.

The current and effective yields on amounts held in the Money Market Subaccount normally fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund, the types and quality of portfolio securities held by the Fund and the Fund's operating expenses. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

Yield calculations do not take into account the surrender charge under the Contract equal to 4% to 7% of certain purchase payments during the five full years between the date of receipt of the purchase payment and the date of surrender or withdrawal.

OTHER SUBACCOUNT YIELDS

From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for a Contract for 30-day or one-month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount during a 30-day or one-month period and is assumed to be generated each period over a 12-month period.

The yield is computed by: 1) dividing the net investment income of the Fund attributable to the Subaccount units less Subaccount expenses for the period; by
2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the Subaccount include the annual administration fee, the asset-based administration charge and the mortality and expense risk charge. The yield calculation assumes an annual administration fee of $30 per year per Contract deducted for the prior Contract Year as of the Contract Anniversary. For purposes of calculating the 30-day or one-month yield, an average administration fee based on the average Variable Account Value is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

         Yield =  2 X (((NI - ES)/(U X UV) + 1)^6 - 1)

         Where:

         NI = net income of the Fund for the 30-day or one-month period attributable to the Subaccount's units.

         ES       =        expenses of the Subaccount for the 30-day or
                           one-month period.

         U        =        the average number of units outstanding.

         UV = the unit value at the close (highest) of the last day in the 30-day or one-month period.

Because of the charges and deductions imposed under the Contracts, the yield for the Subaccount is lower than the yield for the corresponding Fund.

The yield on the amounts held in the Subaccounts normally fluctuates over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Subaccount's actual yield is affected by the types and quality of the securities held by the corresponding Fund and that Fund's operating expenses.

Yield calculations do not take into account the surrender charge under the Contract equal to 4% to 7% of certain purchase payments during the five full years between the date of receipt of the purchase payment and the date of surrender or withdrawal.

AVERAGE ANNUAL TOTAL RETURNS

From time to time, sales literature or advertisements may quote standard average annual total returns for one or more of the Subaccounts for various periods of time.

When a Subaccount or Fund has been in operation for 1, 5, and 10 years, respectively, the standard average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

Standard average annual total returns are calculated using Subaccount unit values which the Company calculates on each Valuation Day based on the performance of the Subaccount's underlying Fund, the deductions for the mortality and expense risk charge, and the deductions for the asset-based administration charge and the annual administration fee. The calculation assumes that the annual administration fee is $30 per year per Contract deducted for the prior Contract Year as of the Contract Anniversary. For purposes of calculating standard average annual total return, an average per-dollar per-day annual administration fee attributable to the hypothetical account for the period is used. The calculation also assumes surrender of the Contract at the end of the period for the return quotation. Standard average annual total returns will therefore reflect a deduction of the surrender charge for any period less than six years. The standard average annual total return is calculated according to the following formula:

         TR       =        ((ERV/P)^1/N) - 1

         Where:

         TR       =        the average annual total return net of Subaccount
                           recurring charges.

         ERV = the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.

         P        =        a hypothetical initial payment of $1,000.

         N        =        the number of years in the period.

From time to time, sales literature or advertisements may quote standard average annual total returns for periods prior to the date the Variable Account commenced operations. Such performance information for the Subaccounts is calculated based on the performance of the various Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts.

Fund total return information used to calculate the standard average annual total returns of the Subaccounts for periods prior to the inception of the Subaccounts has been provided by the Funds. The Funds are not affiliated with the Company. While the Company has no reason to doubt the accuracy of these figures provided by the Funds, the Company has not independently verified the accuracy of these figures.

OTHER TOTAL RETURNS

From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect the surrender charge. These are calculated in exactly the same way as standard average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn.

The  Company may  disclose  cumulative  total  returns in  conjunction  with the
standard  formats   described  above.  The  cumulative  total  returns  will  be calculated using the following formula:

         CTR      =        (ERV/P) - 1

         Where:

         CTR = The cumulative total return net of Subaccount recurring charges for the period.

         ERV      =        The ending redeemable value of the hypothetical
                           investment at the end of the period.

         P        =        A hypothetical single payment of $1,000.

EFFECT OF THE ANNUAL ADMINISTRATION FEE ON PERFORMANCE DATA

The Contract provides for a $30 annual administration fee to be deducted annually for each prior Contract Year as of the Contract Anniversary, from the Subaccount Values and Guarantee Amounts based on the proportion that each bears to the Contract Value. For purposes of reflecting the change in yield and total return quotations, the charge is converted into a per-dollar per-day charge based on the average Subaccount Value and Guarantee Amount of all Contracts on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.


                            VARIABLE ANNUITY PAYMENTS

ANNUITY UNIT VALUE

The value of an Annuity Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Annuity Payments" in the Prospectus.) The Annuity Unit Value for each Subaccount's first Valuation Period was set at $10. The Annuity Unit Value for a Subaccount for each subsequent Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

         (a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated;

         (b)      is the Annuity Unit Value for the preceding Valuation Period;
                  and

         (c) is a daily Benchmark Rate of Return factor (for the 3% benchmark rate of return) adjusted for the number of days in the Valuation Period.

The Benchmark Rate of Return factor is equal to one plus 3%, or 1.03. The annual factor can be translated into a daily factor of 1.00008098.

The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of several Variable Annuity Payments based on one Subaccount.

                ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

1.       Annuity Unit Value for immediately preceding
         Valuation Period                                           10.00000000
2.       Net Investment Factor                                       1.00036164
3.       Daily factor to compensate for Benchmark Rate of
         Return of 3%                                                1.00008099

4.       Adjusted Net Investment Factor (2)/(3)                      1.00028063
5.       Annuity Unit Value for current Valuation Period
         (4)x(1)                                                    10.00280630


                   ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS
                     (assuming no premium tax is applicable)

1.       Number of Accumulation Units at Annuity Date                  1,000.00
2.       Accumulation Unit Value    12.55548000
3.       Adjusted Contract Value (1)x(2)                             $12,555.48
4.       First monthly Annuity Payment per $1,000 of
         adjusted Contract Value                                     $     9.63
5.       First monthly Annuity Payment (3)x(4)/1,000                 $   120.91
6.       Annuity Unit Value                                         10.00280630
7.       Number of Annuity Units (5)/(6)                            12.08760785
8.       Assume Annuity Unit value for second month
         equal to                                                   10.04000000
9.       Second Monthly Annuity Payment (7)X(8)                      $   121.36
10.      Assume Annuity Unit value for third month
         equal to                                                   10.05000000
11.      Third Monthly Annuity Payment (7)X(10)                      $   121.48


                                 VALUATION DAYS

As defined in the prospectus, for each Subaccount a Valuation Day is each day on which the New York Stock Exchange is open for business, except for certain holidays listed in the prospectus and days that a Subaccount's corresponding Fund does not value its shares.



                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.


                              FINANCIAL STATEMENTS

This Statement of Additional Information contains no financial statements for the Variable Account because the Variable Account had not yet commenced operations, had no assets or liabilities, and had received no income nor incurred any expenses as of the date of this Statement of Additional
Information.   Financial   statements  of  the  Company  are  presented  in  the
prospectus.

                                     PART C


                                OTHER INFORMATION

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

         Financial statements for Valley Forge Life Insurance Company (the "Company") are included in Part A. Financial Statements for Valley Forge Life Insurance Company Variable Annuity Separate Account (the
         "Variable Account") are not included in Part B because the Variable Account had not yet commenced operations as of the date of this Registration Statement.

(b)      Exhibits

         (1)      (a)     Certified  resolution of the board of directors of the
                          Company dated October 18, 1995, establishing the
                          Variable Account.

         (2)      Not applicable.

         (3) Form of underwriting agreement between the Company and CNA Investor Services, Inc. ("CNA/ISI").*

         (4)      (a)      Form of Flexible Premium Deferred Variable Annuity
                           Contract (the "Contract").

                  (b)      Form of Qualified Plan Endorsement.

                  (c)      Form of IRA Endorsement.

                  (d) Form of Nursing Home Confinement, Terminal Medical Condition, Total Disability Endorsement.

         (5)      Contract Application.

         (6)      (a)      Articles of Incorporation of the Company.

                  (b)      By-Laws of the Company.

         (7)      Not applicable.

         (8)      (a)      Form of Participation Agreement between the Company
                           and Insurance Management Series.*

                  (b) Form of Participation Agreement between the Company and Variable Insurance Products Fund.*

                  (c) Form of Participation Agreement between the Company and The Alger American Fund.*

                  (d) Form of Participation Agreement between the Company and MFS Variable Insurance Trust.*

                  (e) Form of Participation Agreement between the Company and SoGen Variable Funds, Inc.*

                  (f) Form of Participation Agreement between the Company and Van Eck Worldwide Insurance Trust.*

         (9)      Opinion and Consent of Lynne Gugenheim, Esquire.*

         (10)     (a)      Consent of Sutherland, Asbill & Brennan.*

                  (b)      Consent of Deloitte & Touche LLP.*

         (11)     Not applicable.

         (12)     Not applicable.

         (13)     Performance Data Schedule.*

         (14)     Financial Data Schedule for Electronic Filers.*

*  To be filed by amendment.

ITEM 25. DIRECTORS AND OFFICERS OF THE COMPANY

         Incorporated herein by reference to the section titled "Directors and Executive Officers" of the prospectus filed as Part A of this registration statement.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
         DEPOSITOR OR REGISTRANT

         The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. The Company is a stock life insurance company and therefore is controlled by its sole stockholder, Continental Assurance Company. Continental Assurance Company is a subsidiary of CNA Financial Corporation. CNA Financial Corporation is controlled by Loews Corporation. Various companies and other entities controlled CNA Financial Corporation may be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth below:

                  [ORGANIZATION CHART TO BE ADDED BY AMENDMENT]

ITEM 27. NUMBER OF CONTRACTOWNERS

         Not applicable.

ITEM 28. INDEMNIFICATION

         The registrant has no officers, directors or employees. The depositor and the registrant do not indemnify the officers, directors of employees of the depositor. CNA-Financial Corporation, ("CNAFC") a parent of the depositor, indemnifies the depositor's officers, directors and employees in their capacity as such. Most of the depositor's officers, directors and employees are also officers, directors and/or employees of CNAFC.

         CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CNAFC) by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of CNAFC to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC. No indemnification is made, however, in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to CNAFC unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

         To the extent that any person referred to above is successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, CNAFC will indemnify such person against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. CNAFC may advance to such a person, expenses incurred in defending a civil or criminal action, suit or proceeding as authorized by CNAFC's board of directors upon receipt of an undertaking by (or on behalf of) such person to repay the amount advanced unless it is ultimately determined that he is entitled to be indemnified.

         Indemnification and advancement of expenses described above (unless pursuant to a court order) is only made as authorized in the specific case upon a determination that such indemnification or advancement of expenses is proper in the circumstances because he has met the applicable standard of conduct. Such determination must be made by a majority vote of a quorum of CNAFC's board of directors who are not parties to the action, suit or proceeding or by independent legal counsel in a written opinion or by CNAFC's stockholders.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

         (a) CNA/ISI is the registrant's principal underwriter and also serves as the principal underwriter of certain variable life insurance contracts issued by the Company and certain variable annuity contracts and variable life insurance contracts issued by affiliates of the Company.

         (b)      Officers and Directors of CNA/ISI.

Name and Principal                          Positions and Offices
Business Address                            With the Underwriter
------------------                          ----------------------






         (c) Not applicable

ITEM 30. LOCATION BOOKS AND RECORDS

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at CNA Plaza, Chicago, Illinois 60684, or 100 CNA Drive, Nashville, Tennessee 37214-3439, by Financial Administration Services, Inc. at 95 Bridge Street, Haddam, Connecticut 06438, and by CNA/ISI at CNA Plaza, Chicago, Illinois 60684.

ITEM 31. MANAGEMENT SERVICES

         All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32. UNDERTAKINGS

         (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

         (b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

         (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has caused this registration statement to be signed on its behalf, in the City of Chicago, and the State of Illinois, on this 20th day of February, 1996.


      VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE ANNUITY SEPARATE ACCOUNT
                                  (Registrant)


         S/DONALD M. LOWRY                 By:  S/PETER E. JOKIEL
Attest:  __________________                ____________________________
          Donald M. Lowry                  Peter E. Jokiel
          Senior Vice President,           Senior Vice President,
          Secretary and General Counsel    Chief Financial Officer,
                                           Director


                       VALLEY FORGE LIFE INSURANCE COMPANY
                                  (Depositor)


         S/DONALD M. LOWRY                 By:  S/PETER E. JOKIEL
Attest:  ___________________               ___________________________
         Donald M. Lowry                   Peter E. Jokiel
         Senior Vice President,            Senior Vice President,
         Secretary and General Counsel     Chief Financial Officer,
                                           Director

         As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                        Title                                Date
_____________________________    ________________________________    __________________

S/DENNIS H. CHOOKASZIAN
_____________________________    Chairman of the Board,               February 20, 1996
Dennis H. Chookaszian            Chief Executive Officer, Director

S/PHILIP L. ENGEL
_____________________________    President, Director                  February 20, 1996
Philip L. Engel

S/FLOYD E. BRADY
_____________________________    Senior Vice President                February 20, 1996
Floyd E. Brady

S/BRUCE B. BRODIE
_____________________________    Senior Vice President                February 20, 1996
Bruce B. Brodie

S/THOMAS E. DONNELLY
_____________________________    Senior Vice President                February 20, 1996
Thomas E. Donnelly

S/JAMES P. FLOOD
_____________________________    Senior Vice President                February 20, 1996
James P. Flood

S/MICHAEL C. GARNER
_____________________________    Senior Vice President                February 20, 1996
Michael C. Garner

S/BERNARD L. HENGESBAUGH
_____________________________    Senior Vice President                February 20, 1996
Bernard L. Hengesbaugh

S/PETER E. JOKIEL
_____________________________    Senior Vice President,
Peter E. Jokiel                  Chief Financial Officer, Director    February 20, 1996

S/JACK KETTLER
_____________________________    Senior Vice President                February 20, 1996
Jack Kettler

S/PATRICIA L. KUBERA
_____________________________    Group Vice President,                February 20, 1996
Patricia L. Kubera               Controller, Director

S/DONALD M. LOWRY
____________________________    Senior Vice President,                 February 20, 1996
Donald M. Lowry                  General Counsel, Secretary,
                                 Director
S/CAROLYN L. MURPHY
_____________________________    Senior Vice President                February 20, 1996
Carolyn L. Murphy

                              SIGNATURES CONTINUED

S/DONALD C. RYCROFT
_____________________________    Senior Vice President,               February 20, 1996
Donald C. Rycroft                Treasurer, Director

S/WILLIAM H. SHARKEY, JR.
_____________________________    Senior Vice President,               February 20, 1996
William H. Sharkey, Jr.          Director

_____________________________    Senior Vice President                February 20, 1996
Wayne R. Smith, III

_____________________________    Senior Vice President                February 20, 1996
Adrian M. Tocklin

_____________________________    Senior Vice President                February 20, 1996
Jae L. Wittlich

                                                                   EXHIBIT b(1a)

STATE OF ILLINOIS )
                                    )   SS
COUNTY OF COOK             )

         MARY A. RIBIKAWSKIS, being duly sworn, deposes and says that she is Assistant Secretary of Valley Forge Life Insurance Company, a Pennsylvania insurance company; that the following is a true and correct copy of a resolution duly adopted by the Board of Directors of Valley Forge Life Insurance Company by unanimous written consent dated October 18, 1995, and that said resolution has not been amended or repealed and is now in full force and effect:

         (1) RESOLVED: That the Board of Directors of VALLEY FORGE LIFE INSURANCE COMPANY, a stock insurance company organized under the laws of the Commonwealth of Pennsylvania ("VFL"), hereby establishes two separate accounts, pursuant to the provisions of Chapter 82 of the regulations of the Insurance Commissioner of the Commonwealth of Pennsylvania, designated (i) the VFL Variable Annuity Separate Account and (ii) the VFL Variable Life Separate Account (hereinafter the "Separate Accounts") for the following use and purposes, and subject to such conditions as hereinafter set forth; and it is further

         (2) RESOLVED: That VFL be and hereby is authorized to enter into and carry on the business of offering to the public for sale variable annuity and variable life insurance contracts of any type or description that may lawfully be so offered; and it is further

         (3) RESOLVED: That the Separate Accounts are established for the purpose of providing for the issuance by VFL of the VFL Flexible Premium Deferred Variable Annuity Contract and the VFL Variable Life Contract and such other variable annuity and variable life insurance contracts, respectively, as the Board of Directors of VFL may authorize to utilize the Separate Accounts (collectively, the "Contracts"), and shall constitute a funding medium to support reserves under such Contracts issued by VFL; and it is further

         (4) RESOLVED: That the income, gains and losses, whether or not realized, from assets allocated to each of the Separate Accounts shall, in accordance with the Contracts, be credited to or charged against the respective Separate Accounts without regard to other income, gains or losses of VFL; and it is further

         (5) RESOLVED: That to the extent provided under the Contracts, that portion of the assets of each of the Separate Accounts equal to the reserves and other contract liabilities with respect to such Separate Accounts shall not be chargeable with liabilities arising out of any other business VFL may conduct; and it is further

         (6) RESOLVED: That the investment policy and objectives of the Separate Accounts shall be to offer to holders of the Contracts a selection of portfolios (the "Portfolios"), each of which shall be part of an investment company (a "Fund") registered under the Investment Company Act of 1940 (the "1940 Act") and shall be designated in the schedule page for the respective Contract, and which shall provide holders of Contracts the opportunity to allocate premiums and Contract values among multiple separate Portfolios, including, but not limited to, Portfolios investing primarily in equity securities, fixed income securities and money market instruments; and it is further

         (7) RESOLVED: That each Separate Account shall be divided into investment subaccounts, each of which will invest in one or more Funds, and that net premiums under the Contracts shall be allocated to the eligible subaccounts and Portfolios in accordance with instructions received from owners of the Contracts; and it is further

         (8) RESOLVED: That the VFL Board of Directors expressly reserves the right to add or remove any investment subaccount of a Separate Account or substitute one designated subaccount, Fund or Portfolio for another as it may hereafter deem necessary or appropriate, upon any necessary approval of such change by the Securities and Exchange Commission, whether by filing of an amendment to the registration statement therefor or otherwise, upon the approval of such change by any regulatory authorities whose approval is necessary, and upon proper notice as necessary to other regulatory authorities and to holders of Contracts; and it is further

         (9) RESOLVED: That the VFL Board of Directors reserves the right to change the designation of any of the Separate Accounts hereafter to such other designation as it may deem necessary or appropriate, upon any necessary approval of such change by the Securities and Exchange Commission, whether by filing of an amendment to the registration statement therefor or otherwise, upon the approval of such change by any regulatory authorities whose approval is necessary, and upon proper notice as necessary to other regulatory authorities and to holders of Contracts; and it is further

         (10) RESOLVED: That the income, gains and losses, whether or not realized, from assets allocated to each investment subaccount of each of the Separate Accounts shall, in accordance with the Contracts, be credited to or charged against such investment subaccount of the Separate Accounts without regard to other income, gains or losses of any other investment subaccount of the Separate Accounts; and it is further

         (11) RESOLVED: That the Chief Executive Officer, any Senior Vice President, any Group Vice President or the Secretary of VFL (the "Officers") be and each of them hereby is authorized, singly, to execute and deliver such documents, and to take such actions, as may be necessary or appropriate to implement the purposes of the foregoing and following resolutions with respect to the Separate Accounts; and its is further

         (12) RESOLVED: That each officer and director of VFL who may be required to sign and execute (whether on behalf of VFL, as an officer or director of VFL, or otherwise) documents with respect to the Separate Accounts or to take actions with respect thereto is hereby authorized to execute a Power of Attorney appointing the Senior Vice President, General Counsel and Secretary and the Senior Vice President, Life Operations, or either of them acting individually his true and lawful attorney to sign in such officer's or such director's name, place and stead (including in any such capacity) such documents or to take such actions, and that each such attorney is hereby authorized to sign such documents and take such actions in the name, place and stead of each such officer and director who shall have executed such Power of Attorney (whether acting on behalf of VFL, as an officer or director of VFL or otherwise); and it is further

         (13) RESOLVED: That the Officers be and each of them hereby is authorized, singly, to invest such amount or amounts of VFL's cash in the Separate Accounts or in any investment subaccount thereof as may be deemed necessary or appropriate to facilitate the commencement of the

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
         Separate Accounts' operations and to meet any minimum capital requirements under the 1940 Act and under the laws and regulations of the states of the United States of America or of any other jurisdiction; and it is further

         (14) RESOLVED: That the Officers be and each of them hereby is authorized, singly, to transfer cash from time to time between VFL's general account and the Separate Accounts as deemed necessary or appropriate and consistent with the terms of the Contracts; and it is further

         (15) RESOLVED: That the Officers with assistance from VFL's independent certified public accountants, legal counsel and independent consultants or others as any of them may require, be and each of them hereby is authorized and directed, singly, to take all action necessary to: (a) register each of the Separate Accounts as a unit investment trust under the 1940 Act; (b) register the Contracts in such amounts, which may be an indefinite amount, as the Officers may, from time to time deem appropriate under the Securities Act of 1933 (the "1933 Act"); and (c) take all other actions that are necessary in connection with the offering of the Contracts for sale and the operation of the Separate Accounts in order to comply with the 1940 Act, the Securities Exchange Act of 1934, the 1933 Act, and other applicable Federal laws, including the filing of any amendments to registration statements, any undertakings, and any applications for exemptions from the 1940 Act or other applicable federal laws as the Officers shall deem necessary or appropriate; and it is further

         (16) RESOLVED: That the Officers be and each of them hereby is authorized and empowered to prepare, execute and cause to be filed with the Securities and Exchange Commission on behalf of each of the Separate Accounts, and by VFL as sponsor and depositor, a Notification of Registration on Form N-8A, a registration statement registering the Account as an investment company under the 1940 Act and the Contracts under the 1933 Act, and any and all amendments to the foregoing on behalf of each of the Separate Accounts and VFL and on behalf of and as attorneys-in-fact for the principal executive officer and/or the principal financial officer and/or the principal accounting officer and/or any other officer of VFL; and it is further

         (17) RESOLVED: That the Senior Vice President, General Counsel and Secretary of VFL is duly appointed as agent for service under any such registration statement, duly authorized to receive communications and notice from the Securities and Exchange Commission with respect thereto; and it is further

         (18) RESOLVED: That the Officers be and each of them hereby is authorized on behalf of each of the Separate Accounts and on behalf of VFL to take any and all action that each of them may deem necessary or advisable in order to offer and sell the Contracts, including any registrations, filings and qualifications both of VFL, its officers, agents and employees, and of the Contracts, under the insurance and securities laws of any of the states of the United States of America or other jurisdictions, and in connection therewith to prepare, execute, deliver and file all such applications, reports, covenants, resolutions, applications for exemptions, consents to service of process and other papers and instruments as may be required under such laws, and to take any and all further action which such Officers or legal counsel of VFL may deem necessary or desirable (including entering into whatever agreements and contracts may be necessary) in order to maintain such registrations or qualifications for as long as the Officers or legal counsel deem it to be in the best interests of the Separate Accounts and VFL; and it is further

         (19) RESOLVED: That the Officers be and hereby are authorized in the names and on behalf of each of the Separate Accounts and VFL to execute and file irrevocable written consents on the part of each of the Separate Accounts and of VFL to be used in such states wherein such consents to service of process may be requisite under the insurance or securities laws therein in connection with the registration or qualification of the Contracts and to appoint the appropriate state official, or such other person as may be allowed by insurance or securities laws, agent of such Separate Account and of VFL for the purpose of receiving and accepting process, so that service upon such state official shall have the same effect as if personally served upon the Separate Account or VFL as applicable and shall be deemed sufficient service on the Separate Account or VFL, such consents to remain in effect for so long as any liability of the Separate Account or VFL shall remain in any such state; and it is

         (20) RESOLVED: That the Officers be and each of them hereby is authorized, singly, to establish procedures under which VFL will provide voting privileges for owners of the Contracts with respect to securities owned by each of the Separate Accounts; and it is further

         (21) RESOLVED: That the Officers be and each of them hereby is authorized, singly, to execute such agreement or agreements as deemed necessary and appropriate (i) with CNA Investors Services, Inc. ("ISI") or other qualified entity under which ISI or such other entity will be appointed principal underwriter and distributor for the Contracts, (ii) with one or more qualified entities to provide administrative and/or custody services in connection with the establishment and maintenance of the Separate Account and the design, issuance, and administration of the Contracts, and (iii) with the Funds and/or the principal underwriter and distributor of the Funds for the purchase and redemption of Fund shares; and it is further

         (22) RESOLVED: That VFL hereby adopts and establishes the following Standards of Suitability for its officers, directors, and employees and affiliates regarding the conduct of business of the Separate Account:

         (1) No recommendation shall be made to an applicant to purchase a Contract, and no Contract shall be issued, in the absence of reasonable grounds to believe that the purchase of the Contract is suitable for the applicant on the basis of information furnished after reasonable inquiry of the applicant concerning the applicant's insurance and investment objectives, financial situation and needs, and any other information known to VFL or to the agent making the recommendation;

         (2) VFL through its agents, will use diligence to learn the essential facts relative to each applicant;

         (3) VFL's primary policy is that the customer's interest comes first. In any areas where there are conflicts between the customer's interests and the interest of VFL or its agents, the customer's interests must always take precedence;

         (4) VFL through its agents will give each customer the time and attention needed to find the products and services most suitable for the customer's needs and will provide timely and accurate information that is not in any way misleading; and .

         (5) VFL's agents, as registered representatives, are subject to supervision respecting suitability and other sales practices under rules of the National Association of Securities Dealers, Inc.; and it is further

         (23) RESOLVED: That VFL hereby adopts and establishes the following Standards of Conduct for itself and its officers, directors, employees and affiliates (each, a "VFL Representative") with respect to the purchase or sale of investments of the Separate Accounts:

                           No VFL Representative shall:

         (1) Employ any device, scheme or artifice to defraud the Separate Accounts or the owners of the Contracts;

         (2) Make any untrue statement of a material fact with respect to the investments of the Separate Accounts or omit to state a material fact necessary in order to make the statement made, in light of the circumstances in which they were made, not misleading;

         (3) Engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Separate Accounts or the owners of the Contracts;

         (4) Engage in any manipulative practice with respect to the Separate Accounts or the owners of the Contracts;

         (5) Sell to, or purchase from, the Separate Accounts any securities or other property, except as permitted under applicable laws, rules, regulations, orders, or other interpretation of any government, agency, or self-regulatory organization;

         (6) Purchase or allow to be purchased for the Separate Accounts any securities of which VFL or an affiliated company is the issuer, except as permitted under applicable laws, rules, regulations, order, or other interpretation of any government, agency, or self-regulatory organization;

         (7) Accept any compensation other than a regular salary or wages from VFL or an affiliated company for the sale or purchase of investment securities to or from the Separate Accounts;

         (8) Engage in any joint transaction, participation or common undertaking whereby VFL or an affiliated company participates with the Separate Accounts in any transaction in which VFL or an affiliated company obtains an advantage in the price or quality of the item purchased, the service received or in the cost of such service, and the Separate Accounts or the owners of the Contracts are disadvantaged in any of these respects by the same transaction; or

         (9) Borrow money or securities from the Separate Accounts other than under a policy loan provision.
                                             S/MARY A. RIBIKAWSKIS
                                            ------------------------------
                                               Mary A. Ribikawskis
                                               Assistant Secretary

Subscribed and Sworn to Before

Me this 12 Day of February, 1996.
S/SUSAN CAROL COGHLAN
---------------------------------
         Notary Public

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